**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 30, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    **No X**

Enclosure: Press release    **ANGLOGOLD ASHANTI SUSTAINABILITY REVIEW FOR THE YEAR ENDED DECEMBER 31, 2009,**



# AngloGold Ashanti

**Sustainability Review 2009**

**Tomorrow's gold:**

# Issues that matter

09





# Our vision

To be **the leading mining company**.

# Our mission

We create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

# Our values



### Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.



### We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.



### We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.



### We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.



### The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.



### We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

# Contents






Unless otherwise stated, $ refers to US dollars throughout this report.

Moz refers to millions of troy ounces.

t refers to the metric tonnes.

Rounding errors may occur where data tables show numbers to one or more decimal places.

Locations on maps are for indication purpose only.

This report covers the financial year ended 31 December 2009 and updates information contained in the Report to society 2008, published March 2009.

# About AngloGold Ashanti

AngloGold Ashanti Limited is a leading global gold mining company, headquartered in Johannesburg, with a portfolio of 21 operations spanning 10 countries on four continents. For 2009 reporting purposes, operations are divided into five regions – Southern Africa, Continental Africa, Australasia, North America and South America. In our current management structure, all of our African operations, all of our South African operations and all of our American operations fall under the executive vice presidents for Continental Africa, South Africa and the Americas respectively. The Australasian region is similarly represented at executive level by a regional senior vice president.

As at 31 December 2009, AngloGold Ashanti had 362,240,669 ordinary shares in issue and a market capitalisation of $14.6 billion (31 December 2008: $9.8 billion). AngloGold Ashanti's primary listing is on the JSE Limited in Johannesburg. It is also listed on exchanges in New York, London, Paris and Brussels, Australia and Ghana.

At the end of 2009, the government of Ghana held approximately 3% of AngloGold Ashanti ordinary shares. The balance of the free float (a further 97%) was held in the Americas (49%), South Africa (26%), the United Kingdom (12%), Europe (4%), Asia Pacific/the Middle East (3%) and other jurisdictions (3%).

In 2009 approximately 40% of AngloGold Ashanti's production came from Southern Africa, including Namibia. Production from Continental Africa (Ghana, Tanzania, Guinea and Mali) made up a further 33%, South America (Brazil and Argentina) 13%, North America (USA) 5% and Australasia (Australia) 9%.

The bulk of AngloGold Ashanti's operations are under its own management. Typically contractors are used for mining activity as a means of leveraging industry expertise, particularly at open-pit operations.


Russia
Veduga
Canada
USA
Cripple Creek & Victor
218,000oz
Mali
Morila 137,000oz
Sadiola 135,000oz
Yatela 89,000oz
Guinea
Siguiri 316,000oz
China
Yili Yunglong
Jinchanggou
Philippines
Mapawa Area
Colombia
La Colosa
Quebradona
Gramalote
Ghana
Iduapriem 190,000oz
Obuasi 381,000oz
Saudi Arabia
Eritrea
Egypt
Gabon
DRC
Mongbwalu
Kibali
Tanzania
Geita 272,000oz
Brazil
Serra Grande 77,000oz
Brasil Mineração 329,000oz
Namibia
Navachab 65,000oz
South Africa
Vaal River
Great Noligwa 158,000oz
Kopanang 336,000oz
Maob Khotsong 247,000oz
Tau Lekoa 124,000oz
Surface Operations 164,000oz
West Wits
Mponeng 520,000oz
Savuka 30,000oz
TauTona 218,000oz
Argentina
Cerro Vanguardia 192,000oz
Australia
Sunrise Dam 401,000oz
Tropicana
New Zealand
Solomon Islands
Operations
Exploration
New exploration

## Key production statistics

|  | Production (000oz) | | Gold sales ($ million) | | Total cash costs ($/oz) | | Employees (including contractors) | |
|---|---|---|---|---|---|---|---|---|
|  | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| Southern Africa | **1,862** | 2,167 | **1,723** | 1,505 | **472** | 367 | **38,003** | 37,609 |
| Continental Africa | **1,520** | 1,562 | **1,019** | 1,148 | **608** | 544 | **14,689** | 15,162 |
| Australasia | **401** | 433 | **221** | 280 | **662** | 552 | **1,776** | 1,198 |
| North America | **218** | 258 | **171** | 240 | **385** | 334 | **562** | 421 |
| South America | **598** | 562 | **634** | 446 | **353** | 402 | **5,322** | 5,167 |
| Other* |  |  |  |  |  |  | **3,012** | 3,338 |
| Group | **4,599** | 4,982 | **3,768** | 3,619 | **514** | 444 | **63,364** | 62,895 |

*\* Primarily centralised and corporate services.*

## People and values

In 2009 AngloGold Ashanti employed 63,364 people around the world, comprising 49,908 employees and 13,456 contractors. As individuals, our actions and interactions are driven by our values. AngloGold Ashanti has a clear set of organisational values, which guide and influence our decisions as a company and the way in which we interact with stakeholders, business and social partners.

## Products and markets

In 2009 AngloGold Ashanti produced 4.599Moz (143t) of gold, making the company one of the world's leading gold producers. To put this figure in perspective, total global gold production in 2009 was estimated to be some 82.1Moz (2,533t).

AngloGold Ashanti's own customers are typically banks acting as intermediaries in the supply chain. Gold sales take place either directly to these customers or to Rand Refinery Limited, a South African-based refining company which buys gold from AngloGold Ashanti either on its own account or acts as an agent for the company.

The geographical distribution of sales shown below reflects these arrangements and is based on the domicile of our immediate customers. It does not necessarily reflect the location of the end-user of the product. The largest end-use markets for gold are India, the Middle East, China and the USA.

### Geographical distribution of gold sales
for the year ended 31 December 2009



| Country | % sales |
|---|---|
| Asia | 9% |
| Europe | 11% |
| North America | 17% |
| South Africa | 44% |
| United Kingdom | 17% |
| Australia | 2% |

# 4,592,000
Total oz gold sold in 2009

# $3,768m
Revenue from gold sales in 2009

Although the bulk of AngloGold Ashanti's revenue (96%) comes from gold, the company also produces uranium from its operations in South Africa and silver from its operations in Argentina. Both are mined as by-products of gold.

## Exploration for future growth

The company is well positioned for future growth through substantial greenfields and brownfields exploration project pipelines. AngloGold Ashanti's track record of exploration discoveries compares favourably with its peer group: it has recorded five major finds since 2003, including in Colombia, Brazil, Australia and the Democratic Republic of the Congo (DRC). Currently, the company's largest greenfields exploration projects are based in Western Australia, Colombia and the DRC. At 31 December 2009, the group's proven and probable ore reserves amounted to 71.4Moz of gold (2008: 74.9Moz).

# Reporting on issues that matter

In 2009 we undertook a review of the way in which we compile our sustainability report taking into account a wide range of internal and external perspectives. We wanted to ensure that our reporting remained aligned with leading practice, was focused and accessible to users, and maintained a transparent approach to reporting against our commitments and performance.

We have implemented a series of changes to our reporting which are designed to:

- align the company's reporting with the needs and interests of our stakeholders, including employees, and social and business partners; and
- give these groups a clearer sense of the sustainability issues which are shared concerns, their potential impact on our business, and the way in which we, together with partners, are managing them.

This report is an important first step in this change process. As its title implies, it focuses on presenting the sustainability issues that are most important for our business and our stakeholders and giving a clear sense of our performance and commitments on these issues, thus providing a platform for engagement and dialogue with stakeholders.

As we start to gain a clearer sense of our readers and their concerns, we aim to further this debate in our 2010 and 2011 reports and use our reporting process to strengthen our efforts in the area of stakeholder engagement.

There are three parts to our 2009 Sustainability Review.

- In this **group-level report**, we present an overview of the sustainability issues identified through our materiality assessment process, as they represent the greatest challenges to the implementation of the company's business strategy and are the concerns voiced most frequently by our stakeholders and social partners.

- Detailed information and data on AngloGold Ashanti's sustainability performance is presented on our website in a **Supplementary Report** (available at *www.aga-reports.com*). This report has been prepared in line with the Global Reporting Initiative (GRI) G3 guidelines, and complies with the sustainable development framework of the International Council on Mining and Metals (ICMM). Case studies giving insight into the company's management approach to material sustainability issues are included.

- **Country Reports** provide data on and insights into sustainability management at AngloGold Ashanti's various operations. As we move towards a more strategic approach to stakeholder engagement at our operations, we aim to develop these reports further so they become tools for assisting in local engagement processes and providing local stakeholders with information on the company. Country Reports are produced for regions in which we are already operating and for regions where we have significant exploration activities, which in 2009 were the DRC and Colombia. These reports will be made available on our website during the second quarter of 2010.

This Sustainability Review forms part of our suite of integrated reports to shareholders for the financial year and is presented concurrently with our annual financial statements. These documents are available online at www.aga-reports.com. A hard copy format of the sustainablility review may be requested from sustainabilityreview@anglogoldashanti.com.

In this 2009 Sustainability Review we report at an A+ level against the GRI G3 Guidelines, indicating that our report is externally assured. This year our external auditors were PricewaterhouseCoopers (PwC). Their statement of assurance is presented on page 58. In support of our external audit process, we have increased the capacity of our internal audit team to verify our sustainability data and processes during the year, and intend to further develop capacity into 2010 in this area.

# Assessing materiality

We understand that good sustainability reporting focuses on the issues that are most important to our stakeholders as well as to us, which is why we are continually refining and improving our content selection process for sustainability reporting.

Our process for assessing material sustainability risks was extensively reviewed in the course of 2009 as part of the changes we are making to our sustainability reporting. The materiality assessment process that we developed was based on stakeholder input as well as the company's own risk management processes and was implemented following extensive consultation with internal and external stakeholders, including potential users of the report, experts in the field of sustainability reporting, industry associations and peer group companies.

We assess issues according to a three-stage process:

1. A review of our key sustainability risks, as identified in our global risk management system. The system is updated on an ongoing basis through site-level workshops and cross-disciplinary discussions.

2. Understanding key stakeholder issues. In 2009, this was carried out by referencing the GRI guidelines as a proxy for our principal stakeholder concerns. Other direct sources of information on stakeholder concerns were reviewed, where they were available. These included stakeholder surveys and feedback given through our community engagement structures.

3. The results of this assessment were compared with the sustainability issues identified by the media in relation to AngloGold Ashanti and mining sector peers during the year, and with the key issues cited in peer reports.

The matrix below presents our materiality assessment process diagramatically, showing the two axes we use to assess issues for reporting; the relevance of the issue to society and the impact of the issue on AngloGold Ashanti's business. We focus in this global report on issues which are shared areas of concern and on which we will engage with key stakeholders in order to identify collaborative solutions.


High
Stakeholder relevance
Inputs
Stakeholder-defined standards
Peer reviews
Media reviews
Shared concerns
Global report
Web-based report
Low
Business relevance
High
Inputs
Risk management systems
Internal consultation

As a result of our materiality assessment process in 2009, we identified the following group-level issues for this report.

- **Safety and health:** safeguarding the safety and health of our employees, and of communities surrounding our operations
- **Resource custodianship:** effective custodianship and management of resources, particularly energy, land and water, in a resource-scarce environment
- **Human rights:** managing the human rights issues which arise from our operating context
- **Delivering economic benefits:** addressing expectations from host governments and communities to see greater economic and developmental benefits from the mining industry
- **Capacity building, transformation and engagement:** developing a competent and engaged workforce, through effective transformation and skills development, and by ensuring that key skills are retained
- **Closure planning and provision:** ensuring that there is adequate planning and provision for closure during the lifecycle of each operation.

In 2010 our materiality assessment and assurance processes will be further strengthened by putting in place an independent panel to provide expert input on our sustainability performance and reporting. We will also start to draw in a more systematic way on concerns expressed directly by stakeholders in their various engagements with the company.

# AngloGold Ashanti's strategy and sustainability approach

To deliver on our business objectives, we focus on five core strategies:

**(1)** people are the business

**(2)** grow the business

**(3)** manage the business as an asset portfolio

**(4)** maximise margins

**(5)** deliver sustainable outcomes.

Our sustainability strategy and objectives, which are detailed throughout this report, reflect these strategies and seek to address the material sustainability issues which we have identified. Our management approach on sustainability issues is based on our strategy and values and on our philosophy of building mutually beneficial relationships with our host governments and communities. This is detailed in Section 2 of this report – Our sustainability performance – in four sections referring to:

safety and health – employees and communities

people

economic performance

environment, community and human rights.

# CEO's review

**Mark Cutifani speaks about AngloGold Ashanti and sustainability**

*Podcast available at www.aga-reports.com/09/podcasts.htm*



**Mark Cutifani,** *Chief executive officer*

The year 2009 will be remembered as a year of change. Globally, it was a year in which relationships between business and government were recalibrated, as governments intervened to offset the worst effects of the financial crisis.

In the mining sector, it was the year in which the global commodities boom receded. However, as in the past, gold prices benefited from the uncertain economic circumstances and fears of inflationary pressure. Some of the economies in which AngloGold Ashanti operates are heavily dependent on the resource sector, and the downturn in commodity prices created challenging conditions for these governments. Scarce financial resources had to be extended and many of our host communities were affected as the provision of basic services deteriorated or in some cases collapsed.

Against this backdrop of uncertainty, we focused on developing a resilient business culture which is able to thrive in all market conditions and deliver strong returns on capital employed through the economic cycle. We have designed a people-focused structure where accountabilities are clear and where we have the right person in the right role at the right time. During the year we started to roll out this system in conjunction with a major business process improvement initiative. These two components together create a business philosophy of accountability – ONE – that extends to every corner of the organisation.

In the context of these changes, I want to share with you – our partners, stakeholders and particularly our employees – my views on our sustainability commitment: what sustainability means for us, what we have achieved in 2009 and what our commitments are in 2010 and beyond.

## Our sustainability commitment

Commitment begins with accountability. In order to give effect to our commitments in the area of sustainability, I have tasked Thero Setiloane, our executive vice president for business sustainability, with the accountability to design how we achieve our sustainability goals, working through the corporate sustainability team and with each business unit, which is responsible and accountable for implementing the corporate vision.

Thero has a number of critical tasks, in particular he has committed to supporting our business leaders in achieving two objectives which will address key concerns of stakeholders. The delivery of our people and community oriented objectives will enable us to achieve and sustain the ambitious target that we have set ourselves for returns to shareholders – consistently generating returns of above 15%.

The first objective focuses on safety – reinforcing our philosophy of 'care'. Although significant progress has been made, particularly if we look back over a three-year period, we still have much work to do. In 2009 we lost 16 of our colleagues and experienced over a thousand lost time injuries across the group. We also reported over 400 new cases of silicosis to the Medical Board for Occupational Disease of South Africa and identified 79 new cases of noise induced hearing loss.

We cannot continue to operate sustainably with such an unacceptable toll on our people, people who leave their families in trust to work with us each day. Incremental advances in safety performance are not enough; a transformational target and approach is required.  Thero has been tasked with designing and supporting the implementation of our strategy to reduce the accident rates by 70% in five years, putting us on the road to operating sustainably through every employee. With the committed support of line management, he is implementing the five elements of our vision for safety transformation in order to make this target a reality. These are:
- providing inspiration through safety leadership
- clarifying individual and collective accountabilities for safety
- establishing a common safety management framework
- developing a knowledge-based approach to safety management
- integrating safety into our business strategies and the way we do work.

The second critical area relates to our efforts in the area of environment and community, where the five-year target of a 60% reduction in all incidents has been set.  This is achievable if we plan and maintain our operations optimally and with due concern for our operating environment. It also requires active community engagement and communication. For this reason, we are putting in place a more structured engagement approach wherever we do business.

As with our commitment to safety, leadership, accountability and resources are required to ensure that this objective is achieved. We have undertaken as a management team to ensure that the necessary resources are made available, particularly in areas such as engagement with our stakeholders and social partners, supporting community initiatives, rehabilitation and closure, and pollution prevention.

## Partnering for development

In our daily operations, we consume scarce resources in the countries which host us – land, water and energy in particular. In order to maintain a sustainable business footprint, we need to ensure that we put these resources to good use to create wealth for all our stakeholders, including communities, governments, employees and shareholders.

Each of our operations and exploration sites will have an engagement strategy in place as we move forward, with the intention of involving communities in decisions that affect us and them – our area of shared responsibility.  Mutually beneficial partnerships are founded on trust and consistent engagement and on our ability to create sufficient value to sustain viable communities after our operations have ceased.  We will be putting in place more structured approaches to channel our contributions to these partnerships in 2010, in particular with the introduction of company-wide standards relating to key areas of environmental and community management. We are also working with the ICMM to promote the 'Mining: Partnerships for Development' initiative, which is designed to leverage the benefits of mining in developing countries in which the company operates.

## Engagement through the mine life cycle

In an industry based on a myriad of risks, we operate with one certainty. Each day we mine a deposit we move one day closer to its depletion and eventual closure. Some of our mines have operated for decades; many operate in remote locations. Our host communities are almost always dramatically and irreversibly changed as a result of our presence.

Understanding this reality, it is our responsibility to ensure that we begin engagement with host communities and governments at the earliest stage possible, often before exploration activity begins.  It is only through structured and consistent engagement that we can create the conditions for the benefits of a mining operation to be used by a community to develop, so that when the moment of closure eventually arrives, the community is better off for our presence. We will be looking at ways in which we can improve on this engagement process in 2010, including in the area of government relations.

Our obligation is to maintain this engagement throughout the mine life cycle, managing our operations to ensure that consent is maintained and that harmonious and mutually beneficial relationships are created.  It is only through this approach that we will be able to secure and maintain our social licence to operate.

## Reporting on our performance

As part of the changes which we are making to our business, we decided in 2009 to adapt our reporting format to ensure that it remains current and in line with best practice. In line with our philosophy of engagement, we need to ensure that stakeholders can access the information that matters to them in a format which is clear and useful.

We have started a three-year programme of change to our sustainability reporting. This report – *Issues that matter* – is the first of this cycle. We have spent time during the year identifying the sustainability issues that matter most – to our stakeholders as well as to the business – and we have used this analysis as the basis for our reporting. In future reporting cycles and in managing sustainability issues in our business, the process of determining priorities will help us define our targets and commitments and the areas in which we need to focus our engagement.

We will continue to report against the Global Reporting Initiative's G3 guidelines, at an A+ level, and to report on compliance with the sustainable development framework of the International Council on Mining and Metals. We also support the UN Global Compact, the Voluntary Principles on Security and Human Rights and the Extractive Industries Transparency Initiative, and are committed to fulfiling the reporting and disclosure commitments that arise from membership of these bodies.

In 2010 I am looking forward to working with a new group of colleagues in achieving our sustainability goals. We have asked six experts in the areas most important to us to give us independent advice on the sustainability issues that we need to address in our business, and on the way in which we report on them to our stakeholders.

Such is the complexity of our business that this report cannot be comprehensive. We have focused on the areas of our shared responsibility with stakeholders and have given a frank account of the issues that matter most. We see this report as part of a strategy of structured engagement with stakeholders, a dialogue in which we welcome your participation.

**Mark Cutifani**
Chief executive officer

### External awards achieved

In addition to awards received for both financial and non-financial reporting from the South African Institute of Chartered Secretaries and Administrators, the JSE Limited and the Association of Certified Chartered Accountants, AngloGold Ashanti received the following external recognition of its sustainability performance:

- In South Africa, the Energy Efficiency Excellence Award for 2009 from the Southern African Association for Energy Efficiency.
- In South Africa, selected as the best mining participant among the Energy Efficiency Accord signatories at the ETA awards.
- In Brazil, elected by the leading mining magazine in Brazil, *Brasil Mineral*, as the company of the year in the large-scale mining category. The award was given based on the company's performance against criteria of policy growth, innovation and technology, environmental policy, human resource policy and community relations.
- In Brazil, AngloGold Ashanti was the first mining company to receive certification of its social responsibility management systems from the Brazilian Association of Technical Standards (ABTN).
- For the third year in a row, the Sunrise Dam gold mine in Australia and their team captain received overall first place in the Chamber of Minerals and Energy of Western Australia's Surface Mine Emergency Response Competition.

**Sustainable development:**
**Translating our values into action.**

*Podcast available at www.aga-reports.com/09/podcasts.htm*



**Thero Setiloane,** *Executive vice president for business sustainability*

# Our sustainability scorecard and commitments

Delivery on our business and sustainability vision requires us to commit to achieving specific goals and objectives in our key focus areas. This section details performance against our 2009 objectives and sets out our sustainability goals for 2010 and beyond.

## Safety and health – employees and communities



### Performance 2009

*See pages 22 to 29 for further details*

| 2008 – Commitments | 2009 – Delivery |
|---|---|
| Elimination of fatal accidents ✗ | The elimination of fatal accidents is our most important business goal and we continue to work towards this objective. We acknowledge that there is still much work to do in this area and record with sadness the loss of 16 of our colleagues in 2009. |
| 20% reduction in all injury rates ✓ | In 2009 our lost time injury frequency rate (LTIFR) improved by 10.24% over the previous year and our medical treatment injury frequency rate (MTIFR) showed a 19.3% improvement. The MTIFR reflects all injuries, including lost time injuries but excluding fatalities. |
| Complete development of the Safety Transformation Blueprint ✓ | The Safety Transformation Blueprint was initially released in May 2009 and will be reviewed every six months. Launch of the Safety Transformation project is planned for April 2010. |
| Progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South Africa (2008 onwards) after December 2013 – | We have seen a steady decline in the number of new cases of silicosis reported, with the incidence in 2009 (among all South African employees) at 3.5 per 1,000 compared with 4 per 1,000 in 2008 and 7 per 1,000 in 2007. However there is still much work to do in this area and performance in 2009 fell short of expectation. |
| No deterioration in hearing greater than 10% amongst occupationally exposed individuals in South African operations ✗ | This industry milestone has not been achieved. The incidence of noise induced hearing loss (NIHL) in South Africa has decreased from 2.6 per 1,000 employees in 2008 to 2.36 cases per 1,000 in 2009. In total 79 new cases of NIHL were compensated, compared with 88 in 2008[1]. We have intensified our hearing conservation programme and have so far silenced 80% of identified sources of noise. |
| Sustain the 80% uptake of Voluntary Counselling and Testing (VCT) for HIV/AIDS at all business units in South Africa ✓ | The total number of VCT encounters for 2009 (assuming single annual testing) was 87% of the workforce. Much of the continued success can be attributed to leadership and engagement of both senior management and organised labour at the mines, as well as the continued involvement and work of peer educators and counsellors. |
| Increase the ratio of employees in South Africa on anti-retroviral therapy (ART) to 90% of those for whom it is clinically indicated ✓ | We estimate that 7.5% of employees at our South African operations require ART. As at December 2009, there were 2,216 employees receiving ART. This represents approximately 87% of those estimated to require ART in the region. Non-adherence to drug regimens and exits from the ART programme remain problematic and require greater focus alongside encouraging new registrations. |

[1] The number of NIHL cases in 2008 has been restated from 77 to 88; a classification error was made in respect of the 2008 data.

# Safety and health –
# employees and communities



## Commitments 2010 and beyond

*See pages 22 to 29 for further details*

| Our commitment | Our context |
|---|---|
| Achieving a further 20% reduction in all injury rates in 2010 with the long-term objective of operating an accident-free business | Safety is our most important business consideration. We are focused on creating the safest possible working environment for our employees, a commitment which is reflected in our safety goals. |
| Begin implementation of the Safety Transformation project | We plan to launch this project in April 2010, with the objective of achieving a quantum improvement in safety performance. |
| Elimination of new cases of silicosis among previously unexposed employees at South African operations by 2013 | Silicosis remains the most significant occupational health issue at our South African operations and we are placing significant focus on reaching the industry target of eliminating the disease among previously unexposed individuals by 2013. |
| Intensify hearing conservation programmes and continue to silence – to acceptable levels – all identified noise equipment in order to achieve the industry milestone of no deterioration in hearing greater than 10% amongst occupationally-exposed individuals at South African operations | NIHL remains a significant challenge at our South African operations, particularly in light of the increase in NIHL incidence in 2010, despite hearing conservation programmes in place. We will be increasing the frequency of sampling data on exposure to noise in 2010 and will be progressing the silencing of all identified sources of noise. The use of Hilti electric rock drills that have a lower noise level than conventional drills is being piloted at two of our South African operations. |
| Maintain a rate of 80% of South African employees attending VCT during 2010, excluding current wellness clinic attendees | In the absence of accurate measurements of prevalence of HIV/AIDS, targets in this area focus on VCT and wellness. True measurements of prevalence are currently unavailable owing to the anonymous testing system in place. With the agreement of key shareholders, the implementation of single testing could be used to calculate prevalence and enable us to combat this disease more successfully. Once current prevalence can be determined (a two-year period would be required following agreement to single testing), targets for prevalence can be set. |
| Reduce by 50% the number of avoidable drop-outs from wellness programmes in 2010 | Achievement of new clinic enrolment targets accompanied by targets to reduce avoidable dropouts by 50% will result in improvements in wellness clinic attendance and will assist our efforts to combat HIV/AIDS through wellness programmes. |
| Reduce occupational tuberculosis (TB) incidence to: <br> • 3% of all South African employees by 2010; <br> • 2.25% of all South African employees by 2015; <br> • 1.5% of all South African employees by 2020 <br> Successfully cure 85% of new TB cases in 2010 | In the South African mining industry TB is associated with HIV/AIDS and with the incidence of silicosis. The incidence of occupational TB rose in 2009 despite significantly improved dust control. We therefore conclude that HIV prevalence rose even higher. Our long-term objective is to reduce the incidence of all TB to approximately the level of the background community. While HIV remains at high levels, it is a challenge to control TB (some 10-15% of all HIV-positive people will develop TB each year). Combating HIV will assist us in controlling the level of TB in our workforce. |

# Environment, community and human rights
## Performance 2009



*See pages 30 to 43 for further details*

| 2008 – Commitments | 2009 – Delivery |
|---|---|
| Develop quantitative performance targets for energy and water during 2009  ✗ | We remain committed to group energy targets to improve energy efficiency per ounce of gold produced by 15% in the short to medium term and to reduce greenhouse gas emissions per ounce of gold produced by 30% in the longer term.<br><br>With more difficult mining conditions encountered as our mines mature, reducing energy consumption further is challenging. Developing site-level energy performance objectives will only be completed in 2012. In the interim, we continue our efforts to reduce energy consumption, particularly at our energy-intensive South African operations (41% of total energy consumed in 2009).  While our electricity consumption at these operations has reduced by 7.3% in the last two years and our electricity consumption per tonne of rock treated has reduced by 11.5% in the same period, electricity consumption per unit of gold produced has increased by 20.6% as a consequence of the more difficult mining conditions encountered.<br><br>Improving our water performance is equally challenging. We are continuing our efforts to improve water consumption efficiency and water management at all sites. |
| Address key opportunities and risks identified by the 2008/9 climate change study  − | This high-level study was completed during 2009 and raised awareness of the implications of climate change throughout AngloGold Ashanti. A project to develop carbon credits under the UN Clean Development Mechanism (CDM) has already been initiated, as recommended by the study. |
| Implement an integrated incident notification and reporting system to include community incidents  ✓ | An integrated incident classification and reporting standard was implemented as planned in 2009. New and clearer environmental and community incident classification criteria have been adopted. |
| Roll out new policies and practices and train security personnel in the Voluntary Principles on Security and Human Rights (Voluntary Principles)  ✓ | The implementation of the new global security framework started in 2009. It is a three-year plan and good progress was made in key areas in 2009, particularly in the roll out of Voluntary Principles procedures and best practice and in the training of AngloGold Ashanti and third party security service providers. Self-audits were undertaken at the end of 2009 to identify gaps and mitigation strategies. |
| Maintain certification to the ISO14001 environmental management system standard and incorporate community aspects (by 2011) and implement environment and community management standards.  ✓ | ISO14001 certification was maintained at all operations. In 2009 progress was made on development of management standards that incorporate community aspects. This work will be completed by 2012, rather than 2011 as originally scheduled. Standards on air quality, chemicals, closure and rehabilitation, land use, waste and water have been approved and implementation has begun. |
| Conduct a Corporate Environmental Review Programme biennially  ✓ | The programme was conducted at our operations in Australia, Namibia, South Africa, Tanzania and the USA. The scope of the review was extended during the year to include community aspects. |
| Conduct a review of closure planning practices in 2009  − | A closure and rehabilitation management standard was introduced. It was externally reviewed against international best practice before finalisation. Each mine's closure plan was reviewed against the standard in order to identify gaps in implementation. |
| Establish a government relations function and embed it into the company's decision-making processes  ✓ | The function has been established. In 2009, significant work was undertaken to put systems in place, including the generation of quarterly reports on government relations and political risk which are reviewed by the executive committee. |
| Develop and pilot a globally applicable model for government engagement practice  ✓ | In 2009 a model was developed and a pilot engagement exercise initiated in South Africa. This will be continued in 2010. |
| In South Africa, participate in the Mining Charter review and influence outcomes  ✓ | In South Africa, the company, through the industry representative body, the Chamber of Mines, is actively involved in the Mining Charter review process. AngloGold Ashanti's Chief Executive Officer, Mark Cutifani, has been elected Vice President of the Chamber of Mines of South Africa and will, by virtue of this position, play an active role in the review process |

# Environment, community and human rights
## Commitments 2010 and beyond



*See pages 30 to 43 for further details*

| Our commitment | Our context |
|---|---|
| Continue work to improve energy and water performance, including through the development of site-level objectives | To assist in developing site-level objectives and action plans by 2012, energy and water maps will be refined for each operation during 2010 and 2011, detailing the sources and quantities of energy and water used in each process within the operation. The energy and water benefits from each business improvement initiative will also be quantified. |
| Audit the global energy and water security position for all operations | The site-by-site results of a high-level audit of global energy and water security to be undertaken in 2010, including a review of expected costs, will be included in post-2010 strategy development. |
| Continue to address key climate change opportunities and risks | Life-of-mine climate change risks will be specified in more practical detail for each operation during 2010 and 2011, starting with those at greatest risk, and planning commenced for addressing these risks. We will also assess the value of further CDM projects on completion of the pilot project in 2010. |
| Zero violations of the Voluntary Principles in 2010 | In 2009 there were four allegations of potential violations which were investigated All proved to be non-violations by the company. One incident was reported which proved to be a violation by a joint venture (JV) partner. Appropriate action was taken and the matter was resolved. |
| Develop a standard approach for all contracts for government-provided security | A full review of all contracts with private and public security providers globally is planned for 2010, with the aim of implementing a template for all government-provided security contracts which incorporates best practice. |
| Incorporate community aspects into each operation's ISO14001 management system by 2012 | ISO14001 management systems are in place at each operation. Incorporation of community aspects into a formal management system increases the rigour with which these aspects of our business are managed. |
| Final approval or development of management standards and associated guidance material that govern how the company interacts with communities and the environment | Site personnel need to be aware of their performance expectations and the standards to which they will be held. Communities, governments and other stakeholders need to know what standard to expect of the company. |
| Work on findings of review conducted in 2009 to address any site-level deficiencies in closure plans and ensure alignment with company management standard by 2011 | This work is undertaken to ensure orderly and successful mining and closure. |
| Continue to embed the government relations function into decision-making processes, including through development of a management standard in this area, and through capacity development | Proactive and planned government engagement needs to be factored into business decisions through ongoing internal consultation. At a regional level, government relations are carried out by AngloGold Ashanti's country managers. |
| Roll out pilot government engagement strategy model in South Africa and in a minimum of two other jurisdictions in 2011 | Lessons learnt from the experience of developing and piloting a government engagement strategy in South Africa are to be applied to other jurisdictions. |
| In South Africa, participate in the Mining Charter review | We will seek to influence others in the industry and the authorities to ensure an outcome that enhances socio-economic transformation in the context of a globally-competitive industry. |



# People
## Performance 2009

*See pages 44 to 49 for further details*

| 2008 – Commitments | 2009 – Delivery |
|---|---|
| Finalise the design of a human resources model called the System for People ✓ | The design of the System for People has been finalised and is detailed in a company-wide policy document. The system is being rolled out through line management, with each manager taking accountability for implementation within his or her respective area. |
| Entrench company values through employee participation in determining behaviours which support values − | As a key component of the System for People, a pilot study for a company-wide survey of values was completed at the corporate office and preparations were made for roll out of the survey globally beginning in January 2010. |
| Centralise human resource (HR) policy development to ensure alignment and focus on delivering and executing AngloGold Ashanti's strategy − | The centralisation of policy development is being dealt with largely within the context of the System for People. In the current reporting period, the focus was on the development and implementation of the personal effectiveness system throughout the company, with special focus at management levels. |
| Delivering and executing a transformation model that ensures our licence to mine is maintained across the globe ✓ | The company has put in place mechanisms to deliver on its legal obligations with respect to its licences to mine at all its operations, including in South Africa, where compliance with the requirements of the Mining Charter is critical, and in Continental Africa, where plans to reduce the number of expatriates and replace them with suitably qualified local employees over a period of time have been put in place. |

## Commitments 2010 and beyond

| Our commitments | Our context |
|---|---|
| Continue with the roll out of the System for People, including the global values survey | The System for People will continue to be rolled out across the company during 2010 and 2011. This will result in the organisation being more appropriately designed to execute its business strategy, and to have the necessary capability and working relationships required to get work done effectively and efficiently in an environment of mutual trust. |
| Review the wage negotiations strategy in Continental Africa and develop a model for conducting wage negotiations which can be applied throughout the company's Continental African operations | Development work on an appropriate labour relations and collective bargaining system for the Continental African operations is ongoing with a particular focus on Guinea and Ghana. The immediate aim is to move towards a regularised bargaining process in Guinea, significantly reducing the potential for labour disruption and protracted wage settlements. |
| Standardise, to the extent possible, the conditions of employment of senior managers to facilitate mobility within the company | Steps to standardise the conditions of employment across the company to attract and retain employees in order to facilitate their movement across the operations are at an advanced stage. An independent consultant was contracted to assist in this regard with final recommendations to be tabled by the company during the first quarter of 2010. |





# How we operate

## Board structure and independence

The objective of the company's corporate governance framework is to promote discipline, transparency, accountability and responsibility among various role players. Our values, shown on the inside front cover of this report, underpin the way in which we operate and the governance and engagement structures that we have put in place.

The board of directors, with the support of the various board committees to which specific tasks are assigned, is responsible for setting strategy and providing organisational oversight of the company.

At the end of December 2009, the board of AngloGold Ashanti comprised eight members, of whom six were independent, non-executive directors and two were executive directors. The chair of the Board of Directors is an independent, non-executive director of the company, as is the chair of the Audit and Corporate Governance Committee.

Each board committee is made up of a majority of non-executive directors. The Audit and Corporate Governance Committee, the Nominations Committee and Remunerations Committee, consist solely of independent non-executive directors.

AngloGold Ashanti actively engages with shareholders throughout the year as part of its investor relations initiatives. In 2009, senior management of the company met with 637 shareholders, fund managers and potential investors. Shareholders have the ability to submit their views to the board for consideration. They are entitled to vote on resolutions proposed by the company at general meetings and, in terms of legislation, can call a meeting of the company.

## Expertise and performance evaluation of directors

Before any appointment is made, the qualifications, expertise, skills and experience of board nominees are evaluated, in the first instance by outside consultants and then by members of the Nominations Committee.

The performance of the board, the board sub-committees and individual members of the board is self-evaluated annually by the chairman of the board and/or the chairman of the board committees with guidance sourced from third parties such as auditing, consulting and advisory firms. The evaluation of the chairman is undertaken by the individual members of the board.

Non-executive directors receive only fees for carrying out their duties. These fees are not linked directly to the performance of the company but are approved by shareholders. Non-executive directors do not hold any service contract with the company and do not receive any compensation for loss of office, nor do they participate in the company's share incentive scheme.

Executive directors receive performance bonuses, as approved by the Remuneration Committee, and are awarded long-term incentives, which vest only on the achievement of certain pre-determined company performance objectives.

Executive directors have elected not to be paid any fees for their role as directors of the company, and are remunerated in terms of their employment with the company. Service contracts entered into with executive directors contain change of ownership and loss of office clauses which may result in payment for loss of earnings for a period not exceeding 24 months.

Economic, environmental and social performance is considered integral to the management of the company and these aspects are taken into account when any senior manager or executive's operational and individual performance is reviewed.

## Reviewing economic, social and environmental performance

AngloGold Ashanti's social and environmental performance is reviewed quarterly by its board committee on safety, health and sustainable development. The committee is chaired by an independent non-executive director and reports to the board of the company. The chairman of the Audit and Corporate Governance Committee was appointed to the Safety, Health and Sustainable Development Committee in 2009, to ensure integration between the Audit and Corporate Governance Committee and the company's oversight of social and environmental performance.  Economic performance is reviewed by the Audit and Corporate Governance Committee and by the main board of the company.

The Executive Committee, chaired by the chief executive officer, is responsible for overseeing the day-to-day management of the company and for executing the board's decisions. The committee meets at least monthly to review the company's safety performance, operational and exploration profiles and financial status. It also reviews any social and environmental issues of concern to the company. In 2008 an executive vice president: business sustainability was appointed to oversee the sustainability functions in the business and to represent these issues in the executive committee.

Management of sustainability issues at each operation is responsive to local needs and requirements. Managers of sustainability functions report to the general managers of each mine who in turn report into regional management structures.

A community and environment steering committee composed of senior personnel across the company who deal with community and environmental issues enables effective consultation on and communication of company policy within the disciplines.  Regional community and environment heads have their own structures and experts in place to assist and advise operations in regard to meeting company requirements and these structures are replicated at a site level in order to ensure that the company's policies are adhered to in practice.

Given the frequent overlap in the management of environment and community issues, the corporate environment and community governance reviews have been combined into the biennial Community and Environment Review Programme (CERP). The current review programme runs from 2009 to 2010 and is integrated into the standards roll out programme discussed above.

## Policies and procedures

AngloGold Ashanti has implemented a number of policies, standards and guidelines, all of which are underpinned by the company's vision, mission and values statements.  It has in place a code of conduct and ethics which is in the process of being updated.  The new code has been externally and internally reviewed and will be implemented in 2010, and training in the code at the group's operations and regional centres will support the roll out of the code.

The company also has in place a conflict of interest policy which is communicated to all directors at induction. Directors are obliged to submit declarations of interest at least once annually to the company.  Any changes during the year are reported to the board at each quarterly board meeting or at any meeting of the board, if required.

Further information on policies, standards and procedures in various sustainability disciplines is contained in the detailed reporting in Section 2 of this document. All policies are applied across the group and are aligned, where relevant, with leading international practice. Copies are available on the company's website.

In line with its corporate governance principles and in terms of the guidelines of the King Code on Corporate Governance 2002, the Sarbanes Oxley Act of the United States of America and the Protected Disclosure Act 26 of 2000, South Africa, the board of directors has put in place a confidential reporting process in terms of the corporate governance guidelines and requirements. The whistle-blowing policy applies to all companies in the group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company's business principles, unlawful, financial malpractice or dangers to the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, fax and post. An initiative is being undertaken to implement short messaging system (sms) as a medium for reporting as well.

All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, and then, if not resolved, to report these through the whistle-blowing line or directly to internal audit or the legal department.

Since its introduction in February 2004, 257 cases had been reported as at 31 December 2009, of which 230 have been successfully investigated and closed.

Other mechanisms by which employees can raise concerns to the senior management of the company include regular employee surveys on values and behaviours, for example, the global survey of values and management behaviour currently underway, and the practice of regular communication, including quarterly briefings between senior management and employees.

## Risk management

In 2009 the company made considerable progress on its approach to risk management through the implementation and roll-out of a company-wide risk management system. This system is the starting point for determining our key sustainability issues for reporting and is a tool for ongoing management of the company's sustainability risks and performance. It highlights the level of risk exposure, control measures and mitigation strategies for each risk.

The system is populated with information based on past performance and reporting and an ongoing programme of workshops conducted at operational, divisional and regional level. The risk information in the system is reviewed at least quarterly by discipline managers and by the executive committee and the board twice annually. The risk management team operates under the oversight of the Audit and Corporate Governance Committee and the board, and is backed by a group risk management policy statement and standard. In February 2010, the board approved the formation of the Risk and Information Integrity Committee which will over see this area of the company's work.



### Case study: Implementing a group-wide approach to risk management

Early in 2009 the AngloGold Ashanti board decided to adopt a more systematic approach to risk management at a group level, moving the discipline from an approach centred on compliance to one focused on supporting business strategy. The change was made in anticipation of two important codes under development at that time – the King Committee on Governance 'Code of Governance Principles for South Africa 2009' (King III) and the ISO41001 risk management standard.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/group-risk.htm**

## Engaging with stakeholders

AngloGold Ashanti engages extensively with a range of stakeholders and social and business partners who have an interest in or are affected by the company's activities. This engagement is driven by two major objectives, namely the need to consult with stakeholders on our activities throughout the life cycle of our operations; and the company's wish to put in place mutually beneficial partnerships with the governments and societies in which we operate in order to contribute to a sustainable future for our host communities.

It is our view that consistent and structured engagement with stakeholders and social and business partners builds trust and fosters successful and beneficial long-term relationships. Failing to engage effectively can result in operational challenges and disruptions and can have a negative impact on the company's reputation. Effective engagement includes developing an understanding of the key areas of shared concern of the company and its stakeholders, and developing engagement strategies based on this analysis. The frequency of interaction with key stakeholder groups is driven by local needs and the urgency and importance of the issue concerned.

During 2009 AngloGold Ashanti moved towards a more structured approach to stakeholder engagement. This included the development of a management standard on engagement. This standard will be finalised in early 2010 and rolled out at all of AngloGold Ashanti's operations. The company's main stakeholder groups, as identified in this standard, include:
- employees, their representatives and their families
- communities or individuals affected by the company's operations, and their formal and informal representatives. These groups include communities which host our operations, including both long-term and newly-arrived residents, and communities from which we draw labour (labour-sending areas). Where relevant, we include in our definition of communities those who live alongside our major transport routes
- government, national, state or provincial and district or local authorities. In some jurisdictions, traditional leadership structures play an important role and are included within stakeholder engagement plans
- politicians, religious leaders, civic organisations, academics and other groups with special interests
- other businesses supplying, purchasing from or otherwise dealing with the company

- shareholders
- media
- joint venture partners
- advocacy non-governmental organisations (NGOs), human rights, social justice, environmental or other groups that seek to influence political and social decisions
- industry associations.

## Case Study: Developing capacity in stakeholder engagement

In order to support our engagement efforts, we need to develop capacity within the company in the area of stakeholder engagement. In 2009, a management development programme focusing on strategic engagement was introduced at the Graduate School of Business in Cape Town. AngloGold Ashanti worked alongside the business school in developing the course content and nine AngloGold Ashanti employees working in various sustainability disciplines in Ghana, the DRC and South Africa participated in the initial course. Feedback from the course has been positive and it is anticipated that AngloGold Ashanti delegates will continue to participate in 2010.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/strategic-engagement.htm**

Key areas of focus in AngloGold Ashanti's stakeholder engagement strategy for 2010 and beyond will include:
- ensuring consistent engagement with communities, social partners and governments throughout the life cycle of a project. Increasingly, we have started to focus on implementing structured engagement processes with stakeholders at an early stage in our project life cycle, in order to lay a solid foundation for operating in a way that ensures that we can develop long-term relationships which are mutually beneficial and enable us to maintain our social licence to operate.
- implementing an integrated approach to stakeholder engagement in order to ensure that the company speaks with one voice to all of its stakeholder groups at all times.
- ensuring accountability for follow-up on commitments made to stakeholders in the course of our engagements and feedback. This will include using our sustainability reporting more effectively as a tool for local engagement, through the development of Country Reports which present the company's performance on issues that are material to local stakeholders in a way which is accessible to them. From 2010, we will have an external expert panel in place in order to ensure that external input is given into defining and addressing our material sustainability issues.

These efforts will position the company to ensure that it is able to implement effective solutions which are based on external as well as internal perspectives.

A major area of focus in 2009 was the inception of structured engagement processes with government, and the establishment of a government relations function at corporate level.

## Case Study: Towards structured engagement with governments

2009 saw the formal establishment of a government relations function within AngloGold Ashanti. Debates about the best way for governments to manage their countries' mineral resources have become increasingly prominent over the last few years, and the business saw the need for a new approach to government relations. During 2009, a reporting system on political risk and government relations was established, and a model was developed for more strategic and systematic engagement with government. This is in the process of being piloted in South Africa.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/government-engagement.htm**

## Commitments to external initiatives
As part of its engagement strategy, AngloGold Ashanti is committed to membership, or support for, several external initiatives which deal with key issues of concern to the company and its stakeholders.

The accompanying table summarises these memberships and the significant issues for AngloGold Ashanti in relation to each body. There are no significant differences between our policies in each area and those stated by the organisation concerned.

In addition to participation in these organisations, AngloGold Ashanti engages directly with governments and other stakeholders on public policy issues. It has recently established a government relations function to give public policy strategy a greater focus in business.

## Commitments to external initiatives

| Organisation or public body | Significant issues in relation to this organisation | Core positions on these issues held by AngloGold Ashanti |
|---|---|---|
| United Nations Global Compact (UNGC) | Implementation of the 10 principles of the UNGC through AngloGold Ashanti's business principles. | Business decisions are informed by our values, which are aligned with the 10 principles of the UNGC. |
| International Council on Mining and Metals (ICMM) | Defining the mining and metals industry's commitment to the responsible production of the minerals and metals society needs. Support for the ICMM's effort to define a leadership position for the industry's commitment to responsible production. This includes the areas of health, safety, environment and community, materials stewardship, and the social and economic contribution of mining to society. These issues are all material to AngloGold Ashanti. | We have committed to implementing the ICMM Sustainable Development Framework, which comprises three elements – a set of 10 principles (including a set of supporting position statements), public reporting and independent assurance each approved by its CEO-led council. Our performance on each of the 10 principles of the ICMM is contained in our supplementary report at *www.aga-reports.com*. |
| Responsible Jewellery Council | Developing and refining a chain of confidence system for gold and diamond jewellery. | We are committed to responsible mining, refining and marketing of gold. |
| Global Reporting Initiative (GRI) | Defining and implementing global standards for non-financial reporting. | We are committed to reporting on an A+ basis against the GRI and to delivering non-financial reporting which is accurate and representative and is accessible to stakeholders. AngloGold Ashanti is an organisational stakeholder of the GRI. |
| International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the Cyanide Code) | Promoting the responsible management of cyanide, ensuring that human health is protected and reducing the potential for environmental impacts. | We are committed to ensuring that all of our operations are certified against the Cyanide Code. Six of our operations were temporarily withdrawn from the Code during 2009 as some infrastructure modifications were required to meet Code specifications. Two of the six rejoined the Code during 2009; the others will rejoin the Code as soon as possible. For further information see the section on environment, community and human rights in Section 2 of this report. |
| Extractive Industries Transparency Initiative (EITI) | Ensuring transparency in payments made to government. | We are committed to transparent and accurate public reporting on all payments we make to the governments of the countries in which we do business. We disclose all payments to governments, irrespective of whether the government concerned is a member of the EITI. |
| Voluntary Principles on Security and Human Rights (Voluntary Principles) | Defining guidance for extractive companies on maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. | We are committed to implementing the Voluntary Principles' approach to security management. We report annually on our progress in implementing the Voluntary Principles and disclose these reports publicly on our website. For more detail, see the section on environment, community and human rights in Section 2 of this report. |

**Section 2:**
# Our sustainability performance





In this section, we report on our sustainability performance in four areas:

 Safety and health – employees and communities

 Environment, community and human rights

 People

 Economic performance

# Measuring our sustainability performance

This table presents an overview of AngloGold Ashanti's performance over the last three years against the performance indicators used to manage key sustainability issues in the business. A full range of performance data relating to our commitments under GRI is set out in the Supplementary Report at www.aga-reports.com.

| | 2009 | 2008 | 2007 | Notes |
|---|---|---|---|---|
| **Safety and health** | | | | |
| Number of fatalities | 16 | 14 | 34 | |
| Fatal Injury Frequency Rate (FIFR) | 0.10 | 0.09 | 0.21 | Number of fatalities per million hours worked |
| Number of lost time injuries | 1,066 | 1,180 | 1,359 | A lost time injury is recorded where an employee is unable to complete their normal work on the day following an injury |
| Lost time injury frequency rate (LTIFR) | 6.57 | 7.32 | 8.24 | Number of lost time injuries per million hours worked |
| New cases of silicosis (SA) | 409 | 442 | 462 | Number of cases submitted to the Medical Board for Occupational Disease of South Africa |
| Incidence of compensable noise induced hearing loss (NIHL) (SA) | 2.36 | 2.6 | 2.29 | Number of new cases of NIHL per 1,000 employees |
| Incidence of pulmonary tuberculosis (TB) (SA) | 29 | 26 | 27 | Number of new cases of TB per 1,000 employees |
| % relevant employees provided with anti-retroviral therapy (ART) (SA) | 87% | 76% | 79% | Relevant employees are employees for whom ART is clinically indicated |
| % uptake of Voluntary Counselling and and Testing (VCT) (SA) | 87% | 99% | 102% | Assumes single testing |
| **Environment, community and human rights** | | | | |
| Energy usage | 30.1 | 29.4 | 29.9 | Million GJ |
| Greenhouse gas (GHG) emissions | 4.67 | 4.55 | 4.51 | 000t $CO_2$ equivalent |
| Water usage | 55,138 | 53,617 | 55,797 | ML |
| % (and number) relevant sites under full Cyanide Code certification | 63 %(12) | 42%(8) | 26%(5) | Cyanide is used at 19 of AngloGold Ashanti's operations |
| **People** | | | | |
| Total number of employees and contractors | 63,364 | 62,895 | 61,522 | |
| Turnover (%) | 9.7% | 8.0% | 10.5% | |
| **Economic performance** | | | | |
| Gold production | 4,599 | 4,982 | 5,477 | 000oz |
| Gold sales | 3,768 | 3,619 | 3,002 | $ million |
| Corporate social investment spend | 10,881 | 8,441 | 8,048 | $ 000 |

(SA) *South Africa only*

# Safety and health – employees and communities







## Fatal accidents – group
**(2005 – 2009)**

| | |
|---|---|
| 05 | 25 |
| 06 | 37 |
| 07 | 34 |
| 08 | 14 |
| 09 | 16 |

## Lost time injury frequency rate – group
**(per million hours worked)**

| | |
|---|---|
| 05 | 6.77 |
| 06 | 7.70 |
| 07 | 8.24 |
| 08 | 7.32 |
| 09 | 6.57 |

## Medical treatment injury frequency rate – group
**(per million hours worked)**

| | |
|---|---|
| 05 | 28.71 |
| 06 | 29.34 |
| 07 | 27.84 |
| 08 | 22.95 |
| 09 | 18.53 |

## Safety – our commitment

At AngloGold Ashanti, people are at the centre of the business. In this context, we reaffirm that we cannot accept injuries or impairment to health as a consequence of our work. AngloGold Ashanti is focused on creating the safest possible working environment for employees. This is reflected in our goal to reduce accident rates by 70% over the next five years, from the baseline of average rates over the period from 2006 to 2008, and our long-term objective of achieving an accident-free business.

## Our Safety BluePrint

Following the launch in 2008 of "*Safety is our first value*", and the initiation of our Safety Transformation project, we have developed a Safety BluePrint for the business. This includes our Guiding Principles, which represent a global approach to developing a resilient safety culture and systems that will create a common business platform and language for safety across the company.  For AngloGold Ashanti, the concept of safety includes occupational health and safety, and the wellness of employees, contractors and our host communities.  We aim to ensure that no health or safety impact resulting from our operations affects these communities.  In some of the regions in which we operate, for example in West Africa, addressing wellness issues such as malaria is an example of our community-based endeavours.



### Case study: Engaging with stakeholders on safety transformation

It was essential at the outset of our Safety Transformation project to ensure that stakeholder perspectives were captured adequately in the project design. This was undertaken by organising a series of stakeholder workshops in which government, organised labour, employees and safety experts participated.  Stakeholder engagement has been continued as the project has developed, and  a dedicated stakeholder engagement plan, which is an integral part of the project, has been compiled.

See this case study in the Supplementary Report or at www.aga-reports.com/09/safety-engagement.htm

### Our guiding principles
- We set clear accountabilities for safety
- We understand and manage hazards and risks – in an ongoing way
- We engage our workforce in doing this
- We make our solutions happen by providing resources
- We have a relentless and broad commitment to safety – within and beyond the workplace
- We develop a learning culture to make all of these things happen in reality not just words

Taking cognisance of local regulatory requirements, unique cultural differences and site specific characteristics, our global approach is designed to achieve four key objectives:

**(1)** establish new and innovative ways to manage safety, support the effective execution of safety strategies, and eliminate inefficiencies

**(2)** establish a common safety management approach that has a structure and language that helps bring the organisation together with a single and consistent safety framework

**(3)** ensure that safety is effectively integrated with other business strategies and objectives, in support of a stable operating platform

**(4)** engage every employee to create conditions that encourage them to give of their best for their own benefit and that of the company.

Supporting this change requires the business, among other measures, to embrace a technology-based knowledge management system that encourages higher levels of collaboration and cooperation across all business units.

## Implementing our Safety BluePrint

The Safety Transformation project seeks to move the company from a position of vulnerability to one of resilience. This will require integration of the Safety BluePrint with the broader organisational change initiative – known within the company as ONE – which includes implementation of a new people management system, the System for People, and a major programme for business process improvement.

The Safety BluePrint was initially released in May 2009 and is reviewed every six months to ensure that safety strategies remain aligned with broader business strategies. In implementing the BluePrint, we will regularly review all activities to ensure that:
- activities contribute towards achievement of our stated safety vision
- endeavours have a material impact on the adoption of our safety values and guiding principles
- strategies are effectively implemented
- successes are institutionalised through the implementation of safety management systems.

## Safety leadership

At group level, the leadership of the safety discipline is the responsibility of the executive vice president: business sustainability, supported by the corporate office safety team. The Safety, Health and Sustainable Development Committee meets quarterly to review the company's performance in the area.

Leadership has been the driving force behind gains achieved thus far, with recasting of the leadership role on the basis of our position that *"Safety is our first value"*. Further gains are anticipated through a systems approach that includes:
- building and ensuring safety competence in all organisational roles
- incorporating safety accountabilities into all organisational roles, as appropriate to the nature and complexity of the work being performed
- incorporating rules for safety decision-making into our business processes, that is dealing with effective hazard identification and management, and enabling the safe execution of work
- incorporating appropriate safety performance metrics, with analysis rules integrated into our business process framework.

## Progress and performance in 2009

AngloGold Ashanti subscribes to the OHSAS 18001 standard, and all AngloGold Ashanti's operations have retained their OHSAS 18001 certification throughout 2009. Although OHSAS 18001 certification is a significant achievement, much work is still required to ensure the effective application of the systems in place, and to enable further maturation of the safety culture.

There is a close correlation between systemic efficacy and maturity and safety performance and various leading and lagging indicators are used to track performance. Information from this analysis is used to develop strategies addressing issues relating to safety performance.

Some of the measures that were taken in 2009 to improve safety performance include the following.
- The establishment of a Southern Africa division tripartite health and safety committee. The purpose of the committee is to bring together management, organised labour and government representatives on matters of safety and health so as to create consistency of standards, to ensure clear roles and responsibilities, and to establish a mechanism for the monitoring and evaluation of compliance. The committee will operate independently of the company's operational (mine-based) health and safety structures.

- In South Africa, the introduction of the 5Teen audit process – an intervention aimed at improving the safety performance of teams with previously poor safety performance records. The process includes formal communication sessions with identified teams, focusing on the reason for their selection, the process to be followed and the intent of the process and follow-up inspections. The initiative is progressing well and indicators reflect improved safety performance from the participating teams.
- A comprehensive audit of safety performance and engagement for all major contractors engaged in our West African operations. Actions addressing identified problem areas have been developed and are being monitored by senior management within the division.
- A workshop focusing on traffic controls attended by delegates from the operations and government in Brazil. The output of the workshop was a plan, encompassing issues ranging from the development of an underground master transport plan to safety behaviour on main roads, which is to be implemented over the next five years.

## Performance against key health and safety indicators
### Fatal accidents

We record with sadness that 16 AngloGold Ashanti employees lost their lives following occupational accidents during the year. Thirteen of these deaths occurred at South African mines, one at Obuasi in Ghana, one at the Siguiri in Guinea and one at Navachab in Namibia. The accident at Navachab was the first fatality since the mine was commissioned in 1989. The 11% increase in fatal accident rates is a reminder of the challenges facing the business and the need to increase the intensity of our efforts to improve safety performance.

### In Memoriam
The following people died during the course of work during 2009. We extend our deepest sympathies to the families of the deceased.

| Accident | Operation | Name of deceased | Occupation | Cause of accident |
|---|---|---|---|---|
| 11 February | Tau Lekoa | Khaylethu Nkathazo | Hydro-power driller | Fall of ground |
| 16 March | Moab Khotsong | Michael Khasipe | Stope driller | Fall of ground |
| 14 April | Obuasi | John Asamoah | Equipment operator | Contact with heavy mobile equipment |
| 17 April | Moab Khotsong | Patrick Sinono | Miner's assistant | Fall of ground |
| 18 April | Moab Khotsong | Vumile Goniwe | Mining team member | Inundation by backfill (slurry used for underground support) |
| 11 May | Kopanang | Lebohang Matekane | Stope driller | Fall of ground |
| 21 May | Tau Lekoa | Leeto John Mlenza | Night shift cleaner | Locomotive collision |
| 22 May | Moab Khotsong | Ramakhaola Ramakhaola | Stope driller | Fall of ground |
| 22 May | Savuka | Bernado Nhantumbo | Pump attendant | Fall of ground due to seismic activity |
| 02 June | Navachab | Andreas Sikwaya Ndara | Drill rig operator | Caught between two parts of an articulated drill rig |
| 06 August | TauTona | Jacobus Daniel Burger | Mine overseer | Struck by piece of falling steel |
| 11 August | Mponeng | Musa Robert Mvila | Locomotive operator | Trapped between moving locomotive and stationary battery on rack |
| 05 September | Mponeng | Xolani Mdingi | Scraper winch operator | Fall of ground |
| 14 September | Great Noligwa | Mothobi Mofubetsoana | Rock drill operator | Fall of ground |
| 31 October | Siguiri | Ibrahima Camara | Loader operator | Loss of control of vehicle and subsequent contact with vehicle tyres |
| 2 November | Mponeng | Sambulo Herry Mamba | Winch operator (acting team leader) | Struck by underground equipment |

## Occupational injuries

Other lagging safety indicators are showing improvements due to the initiatives that have been implemented, particularly over the past three years.  Our lost time injury frequency rate (LITFR) showed an improvement of 10.24%, falling to 6.57 compared with the rate of 7.32 recorded in 2008 and our medical treatment injury frequency rate (MTIFR) showed a 19.3% improvement, from 22.95 in 2008 to 18.53 in 2009.

In South Africa, Section 54 of the Mine Health and Safety Act provides for the mine safety inspectorate to close part or all of a mine should it believe that any particular occurrence or condition may endanger the health and safety of any individual on the mine.  In 2009, 44 instructions to close sections of mining operations were received in terms of the Act. Not all of these followed fatal accidents and in some cases the Section 54 notices were issued following routine inspections. In total, 95 full shifts at our various South African operations were lost as a result of the imposition of these instructions (2008: 44). In response to each instruction, an investigation was undertaken and remedial actions proposed and implemented.

### Safety performance 2007 - 2009

| (per million hours worked) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fatal injury frequency rate | 0.10 | 0.09 | 0.21 |
| Lost time injury frequency rate | 6.57 | 7.32 | 8.24 |
| Medical treatment injury frequency rate | 18.53 | 22.95 | 27.84 |

### Occupational injuries – 2009

| Region | Non-lost time injuries | Lost time injuries | Medical treatment cases |
|---|---|---|---|
| Southern Africa | 1,620 | 941 | 2,561 |
| Continental Africa | 208 | 81 | 289 |
| Australasia | 13 | 2 | 15 |
| North America | 13 | 5 | 18 |
| South America | 53 | 19 | 72 |
| Greenfields exploration | 35 | 18 | 53 |
| **Group** | **1,945** | **1,066** | **3,008** |

### Occupational lung disease (OLD)

Silicosis remains the most significant occupational health issue in South Africa. A total of 409 cases of silicosis were submitted for evaluation to the Medical Bureau for Occupational Disease during 2009 compared with 442 during 2008.

Although there has been a steady and significant decline in the number of new cases of silicosis reported over the last four years (with 7 cases in every 1,000 in 2007 to 4 in 2008 and 3.5 in 2009), the continuing incidence of silicosis is a major issue of concern for the company.  In order to accelerate progress in achieving industry milestones, an interdisciplinary occupational health steering committee has been set up to develop and implement a strategy for combating and eventually eliminating occupational lung diseases. It will also deal with noise induced hearing loss (NIHL), an occupational health issue of major concern in South Africa. The committee operates under the leadership of the executive vice president for business sustainability and reports to the Safety, Health and Sustainable Development Committee of the board.

In addition to complying with the guidelines of the Department of Mineral Resources of South Africa on dust management, we are currently reviewing dust sampling methodologies in order to gain an understanding of how long-term improvements can be effected. Dust allaying methods, such as multi-stage filter installations and water atomising systems are being implemented and footwall treatment is in progress at all operations. All cases of over-exposure are immediately investigated and appropriately managed.

### Noise induced hearing loss

NIHL remains a significant challenge at most underground operations in AngloGold Ashanti. The incidence of NIHL in South Africa has decreased from 2.60 cases per 1,000 employees in 2008 to 2.36 cases per 1,000 in 2009. In 2009, 79 cases were compensated compared with 88 cases during 2008. We would have anticipated these figures to fall more quickly in light of intensified hearing conservation programmes aimed at achieving industry milestones. We have embarked on a drive to obtain more reliable data on exposure to noise by increasing sampling frequency. The silencing of all noisy equipment is also in progress.

### Tuberculosis (TB)

The TB incidence rate in our South African operations has increased to 29 cases diagnosed per 1,000 employees compared with 26 per 1,000 in 2008. These high levels of TB incidence can be attributed primarily to the effect of silica exposure and HIV prevalence. This reinforces the need for ongoing integration of efforts to address and control HIV/AIDS, TB and silica dust exposure.

### Malaria

Malaria remains a significant health concern for AngloGold Ashanti's operations in Ghana, Guinea, Mali and Tanzania. The prevalence of malaria in these regions results in serious illness and absenteeism among employees, and has a significant impact on employees' families and communities.

The Global Fund to Fight AIDS, Tuberculosis and Malaria has chosen AngloGold Ashanti as the principal recipient of a grant of up to $133m to accelerate access to the prevention and treatment of malaria by scaling up home-based care and indoor residual spraying. The project will cover 40 districts in Ghana and will be based on the model AngloGold Ashanti has rolled out at Obuasi. It will run for five years and will create approximately 3,800 jobs by the fourth year of the project.

It is our intention in 2010 to continue the process of applying the lessons learnt at Obuasi, where we have seen the best results from our programmes, more systematically across all our operations. At Geita, for example, we have committed $250,000 to support the community in devising and implementing an Indoor Residual Spraying (IRS) programme. The first phase, starting in February 2010, will cover two areas of Geita with a population of some 91,000 people.



**Total malaria cases (2005 to 2009)**
Edwin Cade Hospital – Obuasi, Ghana

**Consistent reduction in malaria at Obuasi** The group's integrated malaria control programme, developed at Obuasi, has continued to achieve good results, with a consistent decrease year-on-year in the incidence of malaria. The total number of cases reported at the mine's Edwin Cade hospital (which serves employees and dependants) decreased from an average of 6,603 cases per month in 2005 to 1,146 cases per month in 2009.



**Total malaria cases**
Iduapriem

| | |
|---|---|
| 06 | 2,557 |
| 07 | 2,956 |
| 08 | 1,878 |
| 09 | 1,710 |



**Total malaria cases**
Sadiola/Yatela

| | |
|---|---|
| 06 | 288 |
| 07 | 434 |
| 08 | 216 |
| 09 | 204 |

## Total malaria cases
**Siguiri**

| 06 | 1,312 |
| 07 | 633 |
| 08 | 756 |
| 09 | 664 |

## Total malaria cases
**Geita**

| 06 | 3,339 |
| 07 | 3,212 |
| 08 | 1,557 |
| 09 | 447 |





## Case study: Developing a national model for malaria control in partnership with government

Following the success of integrated malaria control measures at Obuasi, AngloGold Ashanti will be the principal recipient of a grant of up to $133m to Ghana from the Global fund to Fight Aids, Tuberculosis and Malaria (GFATM), to roll out the model developed at Obuasi to 40 districts in Ghana. In implementing the programme, AngloGold Ashanti will continue to work collaboratively with public health sector partners, which has to date been one of the principal success factors of the programme.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/obuasi-malaria.htm**

### HIV/AIDS

HIV prevalence in Sub-Saharan Africa is high and the prevalence rate among employees and contractors working at AngloGold Ashanti's operations in South Africa is estimated to be approximately 30%.

Over the past four years, HIV programmes in South Africa have shown encouraging results, with an increase in enrolments of either new patients or defaulted patients to treatment through wellness programmes, from an average of 69 per month in 2008 to a sustained level of over 140 new patients per month during the second, third and fourth quarters of 2009. AngloGold Ashanti continues to provide company-funded wellness clinics and anti-retroviral therapy (ART) programmes. These programmes have resulted in year-on-year improvements in health care outcomes for employees within the region. There is a need for continued focus on early referral of HIV positive employees to the wellness clinics, together with strict and regular clinic attendance and ART adherence thereafter. In 2010 HIV programmes of prevention, treatment and support will continue to be a focus area.

During 2009 (assuming single annual testing), 30,002 employees, constituting 87% of the South African workforce, were tested. Much of the success of the VCT programmes can be attributed to leadership and the commitment of both senior management and organised labour at operations, as well as the continued involvement and work of peer educators and counsellors.

The enrolment of new patients, together with the re-enrolment of defaulting patients, brings the total number of AngloGold Ashanti employees who have attended wellness clinics over the year to 4,325. It is important to note that not all employees who are registered at the wellness clinics attend regularly and that non-attendance at the clinic, or drop-outs from the clinics is a continuing concern. Of those attending wellness clinics, 2,216 employees were receiving ART by year end.



### Case study: Improving the health of HIV/AIDS patients through enrolment into wellness clinics in South Africa

One of the key focus areas of AngloGold Ashanti's HIV/AIDS programmes in South Africa in 2009 was to improve enrolment in wellness programmes for HIV and Aids affected employees. Wellness clinics set up by AngloGold Ashanti in its two main operating hubs in South Africa – West Wits and Vaal River – receive HIV/AIDS patients referred from VCT programmes, peer educators, primary health care clinics, occupational health centres, and regional hospitals.  During the course of the year new enrolments improved as did the number of employees starting ART. However, a key lesson learned was that although new patients were starting on the programme, others were defaulting from clinic appointments and hence the net increase in total numbers treated was marginal.  Our focus in 2010 and 2011 is therefore not only to improve enrolment of new patients, but also to improve retention.

See this case study in the Supplementary Report or at www.aga-reports.com/09/sa-wellness.htm

# Environment, community and human rights







## Group energy usage
**(Petajoules – million GJ)**

| | |
|---|---|
| 07 | 29.9 |
| 08 | 29.4 |
| 09 | 30.1 |



## Group water usage
**(megalitres - ML)**

| | |
|---|---|
| 07 | 55.80 |
| 08 | 53.61 |
| 09 | 55.14 |



## Group GHG emissions
**(000t $CO_2$ equivalent)**

| | |
|---|---|
| 07 | 4.51 |
| 08 | 4.55 |
| 09 | 4.67 |



## Relevant sites under Cyanide Code certification
**(%)**

| | |
|---|---|
| 07 | 26 |
| 08 | 42 |
| 09 | 63 |



Many of AngloGold Ashanti's operations are located in remote areas where there are few formal employment opportunities. In some cases our operations are also located in areas where mining is the major source of revenue and where governments do not supply basic infrastructure and services to communities neighbouring our operations.

Our management approach in these areas in particular reflects the fact that there is frequently significant overlap between the issues of environment, community and human rights.

In our approach to the environment, community and human rights, we focus on four key themes:
- efficient custodianship and management of resources, particularly energy, land and water, in a resource-scarce environment
- managing the human rights issues that arise from our operating context
- addressing expectations from host governments and communities of seeing greater economic and development benefits from the mining industry
- ensuring that adequate planning is undertaken and financial provision is made for closure during the life cycle of each operation.

In this section, we link these themes to provide an integrated account of our management approach to issues relating to the environment, neighbouring communities and human rights. Since 2008, we have combined the environment and community disciplines into an integrated unit and, increasingly, we are developing co-ordinated responses at an operational level.

## Management approach
### Leadership and vision
The leadership of the community and environment discipline is the responsibility of the executive vice president: business sustainability, supported by the corporate environment and community team.

The following vision for the company's work in the area of community and environment has been developed:
- the business operates in a manner that reflects its mission, vision, values and strategy, particularly as they relate to community and environmental performance
- community and environmental issues are taken into account at all levels of decision-making
- the company is responsive to internal and external groups which have a vested interest in responsible business practice. These include employees, host communities and governments (at all levels), organised labour, NGOs and the media
- AngloGold Ashanti manages community and environmental risk, meaning that it identifies risks to the sustainability of its business and puts strategies and management plans in place to manage these risks proactively
- AngloGold Ashanti maintains and develops its social licence to operate such that it strives to be a partner of choice of governments, host communities and employees.

In seeking to deliver sustainable outcomes, we recognise our responsibility to manage our impacts on the environment and to build our community, institutional and political relationships to deliver mutually beneficial value creation.

Furthermore, we have set a major goal for the business of reducing reportable environment and community incidents by 60% within five years (from a 2008 base), and a long-term goal of eliminating reportable environment and community incidents completely.

### Community and environment management framework
AngloGold Ashanti's management approach to community and environment issues is described in a framework which sets the company's business expectations for the discipline and is applicable to all operations, within the context of our broader business framework. This framework will continue to evolve over time. It is structured around the three key elements of leadership, people systems and technical systems.

### Integrated community and environment policy
During 2009 and after an extensive internal consultation process involving site, regional and corporate experts, an AngloGold Ashanti integrated community and environment policy was approved by the executive committee. The policy sets out the

company's commitments to our business and social partners.  It states that the company will:

- comply with all applicable laws, regulations and other requirements
- communicate and consult on its activities throughout the lifecycle of its operations
- manage efficiently and safely the resources under its stewardship and respect the values, traditions, and cultures of the local and indigenous communities in which it operates
- contribute to biodiversity protection in all areas of operation
- work to prevent pollution and minimise waste from its activities
- mitigate its greenhouse gas footprint and climate change risks
- acquire and use land in a way which promotes the broadest possible consensus among interested people
- avoid resettlement to the extent feasible and minimise and mitigate its adverse environmental, social, cultural and economic impacts
- undertake initiatives in partnership with the societies in which the company operates with the aim of contributing to a sustainable future for host communities
- ensure financial resources are available to meet our closure obligations
- establish, maintain, continually improve and audit management systems to identify, monitor and control the environmental and community aspects of its activities
- ensure that employees and contractors are aware of this policy as well as their relevant responsibilities.

This policy is available to the public on the company's website and at the company's operations in order to ensure that the social and business partners of the company are aware of our commitments in this area. It also sets the terms of reference for site-based ISO14001 environmental management systems (EMS).

## Management standards

In 2009 standards relating to air quality, chemicals, closure and rehabilitation, land use, waste, water and incident classification were approved by the executive committee and provide clarity on commitments made in the values and the community and environment policy. Management standards are presented for executive approval after extensive consultative processes both within and outside of the community and environment disciplines, and in certain cases with external parties. The standards are being incorporated by sites into operational-level environmental management systems. Guidance and other documents in support of the standards will be developed as needed. Internal compliance with the standards is expected within two years of approval and sites are given three years from approval in which to incorporate standards into their ISO14001 certification audits.

A roll out programme, which includes a gap assessment, was carried out at the operations during 2009 and will be continued in 2010, to assist operations in interpreting requirements contained in the standards and, where necessary, to provide assistance in the development of action plans that can be taken forward in each site's environmental management system.

An internal consultation process is still under way on further standards in the areas of artisanal mining, biodiversity, cultural heritage and sacred sites, grievances and complaints, Indigenous Peoples, land access and acquisition, socio-economic development and engagement.

## Incident notification and reporting

Previously, the group defined a major environmental incident as an incident which could affect the company's reputation or which would result in a cost to the company exceeding $100,000, including fines, compensation, clean-up, loss of production, and anticipated litigation costs. Such incidents were reported to the corporate office and the board sub-committee for safety, health and sustainable development and in the annual Sustainability Review. In 2009 a revised environment and community incident classification system was adopted with the objectives of:

- making clearer distinctions between the severity of different incidents
- reducing the possibility of ambiguity in determining whether an incident should be reported
- aligning incident classifications with the categories in the company's new risk matrix
- bringing the system into line with international good practice.

In the absence of an internationally accepted system, we took the approach of benchmarking the systems of industry peers and consulted broadly with internal specialists in developing our new criteria. Under the new system, incidents are classified into five categories, each of which specifies criteria for determining the severity of the incident. All incidents are recorded at site level and reported locally as appropriate. Incidents falling into the high, major and extreme categories are reported to the relevant board committee and in this report.

For comparison purposes, incident statistics are reported below using the old and new criteria. Only the new criteria will be used in future. The new criteria are available on our website *www.anglogoldashanti.com*.

The number of reportable incidents has decreased significantly due to the new system of incident notification and reporting. The major difference (accounting for 74% of all incidents under the old criteria) between the incidents reported under the old and new criteria concerns gas emissions, especially those at the East Gold Acid Float plant at Vaal River in South Africa. Emissions exceeding a sulphur dioxide ($SO_2$) guideline threshold were reported to be in line with the old criteria in view of their potential to harm the company's reputation. The threshold, however, is below regulatory limits and safety levels for ambient air quality, and notification to the regulator was done as a courtesy. Under the new system, such an incident would be classified as minor or moderate, unless the emission also breached the ambient air quality regulatory threshold. The graph below shows environmental incidents during 2009 by category.

### Reported environmental incidents Group - 2007 to 2009



- Previous reported criteria
- New reporting criteria

### Reportable environmental incidents by category – 2009



| | |
|---|---|
| Unauthorised discharge | 50% |
| Pipeline failure | 34% |
| Air emissions | 10% |
| Other loss of containment | 6% |
| **Total incidents** | **50** |

## Human rights

Human rights is a cross-cutting issue; respect for human rights and the dignity of others is a key principle in many of the policies and practices that are integral to the group's sustainability efforts, including safety, health and wellness, ethics and governance and community and environmental management.

AngloGold Ashanti supports both the UN Global Compact and the Voluntary Principles on Security and Human Rights. We are committed to upholding the basic labour rights captured in the Fundamental Conventions of the International Labour Organization (ILO). Specifically, we seek to ensure the implementation of fair employment practices by prohibiting forced, compulsory and child labour and implementing these practices through country, operation and shaft-level recognition and collective bargaining agreements, and through disciplinary, grievance and non-discrimination agreements and codes.

In order to safeguard the company's assets and ensure the safety of our employees, contractors and host communities, best practice needs to be applied to the management of security arrangements. AngloGold Ashanti uses both its own security employees as well as outsourced security service providers (private and public) in order to ensure that the required security arrangements are in place. Our global security framework consists of nine key processes: Voluntary Principles, policy standards and compliance, risk management, crisis management, asset protection, resource management, technology management, corporate security, and training and education. Implementation started early in 2009 and good progress has been made to date. Our aim is to ensure full implementation by early 2011.

Human rights principles are applied to security management through the framework provided by the Voluntary Principles. Implementation and roll out of the Voluntary Principles was a key area of focus for the group during 2009. Procedures, standards and practices are being reviewed and refined to ensure full compliance. Specific areas being addressed are the rules of engagement, the use of force, the application of less lethal force, transparency in security agreements and contracts. Self-audits were conducted in 2009 and formal internal and external audits are planned for 2010, with the aim of establishing full compliance by the end of 2010 and a transparent quality control mechanism.

1 In the process of reconciling historical data relating to environmental incidents, it was found that a number of minor incidents (classified as reportable under the old criteria) were unreported. This has now been corrected and a restatement made in respect of 2007 and 2008 data as defined under the old criteria, from 33 to 48 for 2007 and 104 to 160 for 2008.

In 2009, 86% of security personnel, including third-party security contractors, were trained in the company's human rights policies and procedures.  During 2009, the new security framework was presented to the security managers at all operations. A new Voluntary Principles checklist was developed for use in internal audits.  Policies and practices for the security discipline were rolled out and training was undertaken among security personnel in respect of the Voluntary Principles.



## Case study: Improving security management through implementation of the Voluntary Principles on Security and Human Rights

The social and economic context in which AngloGold Ashanti operates in some regions of the world requires an approach to security management which not only ensures that the company's assets and employees are protected but also that the surrounding communities are not put at risk from any safety hazards which may arise from our operations. The company is subject to significant security threats, be it from illegal mining activity or from other criminal activity such as theft, but has focused on implementation of the Voluntary Principles in order to ensure that the security measures taken by the company do not infringe the fundamental rights and freedoms of any individual.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/geita-security.htm**

All incidents and allegations are recorded, investigated and reviewed. Remedial action is taken to address all substantive allegations and incidents. In 2009, there were four allegations of potential violations which were investigated and which all proved to be non-violations by the company. One incident was reported which was concluded to be a violation by a joint venture partner, and which was appropriately resolved.

Actions to ensure that security incidents are avoided include:
• proactive processes of training and education
• effective threat and risk assessments
• transparent investigation of incidents when they do occur
• continual review of lessons learned
• taking actions to make improvements and avoid repeating mistakes
• inspections, self-audits and audits by the corporate office.

During 2010, the application of the Voluntary Principles in the company will be further embedded. AngloGold Ashanti aims to ensure that all potential violations of the principles are reported and investigated and that no violations of the Voluntary Principles occur. In addition, a template and guidance on contracts for government-provided security will be compiled in order to standardise these contracts across the company.

AngloGold Ashanti's annual report on the Voluntary Principles is available on our website. The following tables, taken from this report, show injuries or fatalities to third parties involved in illegal activities at our operations in 2009 (that is incidents beyond our control) and details of major security interventions, where these resulted in the death or injury of either community members or AngloGold Ashanti personnel. Our Voluntary Principles report gives details of all of these incidents.

### Injuries or fatal incidents to third parties involved in illegal activities

| Country | Operation | 2009 | | 2008 | |
|---------|-----------|--------|----------|--------|----------|
| | | Deaths | Injuries | Deaths | Injuries |
| Guinea | Siguiri | 7* | | 22* | 0 |
| Ghana | Obuasi | 4* | 1* | 5* | 1 |
| Tanzania | Geita | 1** | | 1*** | |
| **Total** | | **12** | **1** | **28** | **1** |

*Fall of ground  ** Fatal fall  *** Vehicle accident*

### Major security interventions

| Country | Operation | 2009 | | | | 2008 | | | |
|---------|-----------|--------|----------|--------|----------|--------|----------|--------|----------|
| | | Community members | | AngloGold Ashanti security personnel | | Community members | | AngloGold Ashanti security personnel | |
| | | Deaths | Injuries | Deaths | Injuries | Deaths | Injuries | Deaths | Injuries |
| Colombia | | | | | | | 1 | | |
| Ghana | Obuasi | | | | 2 | | 2* | | 3 |
| Guinea | Siguiri | | 1* | | 3 | | | | 7 |
| Tanzania | Geita | 2* | 2* | | 6 | | 1* | | 2 |
| **Total** | | **2** | **3** | | **11** | | **4** | | **12** |

*Incidents involving discharge of firearms*

## Performance in 2009

The following section gives details of the company's performance in terms of the material issues identified for reporting purposes.

### Effective custodianship and management of resources

In a resource-scarce environment, a key focus of our business is the effective custodianship, management and use of resources, particularly energy, land and water.  Ensuring the effective use of these resources is important to us from an ethical as well as a cost standpoint, and it is a key consideration for the governments and communities which host our operations.

In this section we also cover the use of cyanide, not because this is a scarce resource, but because of its toxicity and the need to ensure that it is used without harmful impact on the environment, or on the health and wellbeing of the communities in which we operate or through which we transport this essential raw material.

### Climate change and energy

The world's climate is changing and governments are responding to the issue of climate change with increasing focus. AngloGold Ashanti needs to act on the opportunities available and to address the risks posed by climate change. As 95% of the company's GHG emissions result from energy consumption, climate change and energy performance are inextricably linked.

Potential impacts and risks associated with climate change and energy are:
• regulatory changes. Emissions trading schemes and/or carbon taxes are planned or under consideration, requiring risk mitigation, in Australia, South Africa, the USA and Brazil
• physical climate change risks to operations and neighbouring communities, requiring risk mitigation planning and adaptation
• reduction in energy security and increasing in costs.

A study to assess the business case for addressing climate change, including the physical, regulatory, investor and other risks related to climate change, was completed during 2009. The business case developed as a result is summarised in the table on page 38:

## Business case for addressing climate change

| Issue | Opportunity/business impact |
| --- | --- |
| Reduce GHG emissions by reducing energy consumption | • Reduced cash costs<br>• Improved energy security |
| Reduce exposure to carbon tax and potential emissions trading schemes | • Increased costs arising from the potential implementation of legislation in Australia, South Africa, the US and Brazil<br>• Heightened focus on reducing carbon footprint |
| Carbon trading | • Can improve project returns |
| Operational resilience | • Increased ability to adapt to physical climate-related risks, especially changing or extreme weather<br><br>• Working with communities to adapt to change |
| Reputational benefits | • Enhanced company profile with social partners and investors |

In 2008 the company committed to a 30% reduction per ounce of gold produced in GHG emissions in the medium to long-term and a 15% reduction per ounce of gold produced in energy consumption in the short to medium-term. The company subscribes to the ICMM position statements on climate change and has signed the Copenhagen Communiqué on Climate Change. The company's climate change strategy was approved by the board during 2009.

The following activities are being undertaken to meet these commitments and to address climate change and energy risks:
- Improve energy efficiency globally and, in particular, in South Africa, where electricity prices will increase sharply over the next few years.
- Assess life-of-mine climate change risk on a site-by-site basis. Further practical work will be undertaken in 2010 and 2011, with operations then taking on responsibility, for implementing appropriate adaptation measures.
- Develop carbon credits where feasible. Construction of a pilot CDM project in South Africa is to be completed in 2010.
- Assess our global exposure to energy and water security challenges. A high level audit is to be completed in 2010, along with a review of expected cost implications.
- Participate in the Energy Efficiency Opportunity programme in Australia and Energy Efficiency Accord in South Africa, which include identifying energy opportunities, implementing improvement initiatives and publicly reporting energy performance.
- Interact directly and via industry associations with relevant governments on wider climate change-related issues.

  

**GHG emissions**

| Operation | 000t of $CO_2e$ | | Efficiency ($CO_2e/oz$) | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Southern Africa** | | | | |
| **Namibia** | | | | |
| Navachab | **24.42** | 17.36 | **0.38** | 0.26 |
| **South Africa** | | | | |
| Vaal River | **1,890.72** | 1,785.41 | **1.84** | 1.60 |
| West Wits | **1,544.47** | 1,595.20 | **2.01** | 1.63 |
| **Continental Africa** | | | | |
| **Ghana** | | | | |
| Iduapriem | **73.87** | 69.24 | **0.39** | 0.35 |
| Obuasi | **93.38** | 126.59 | **0.25** | 0.35 |
| **Guinea** | | | | |
| Siguiri | **155.83** | 133.71 | **0.42** | 0.34 |
| **Mali** | | | | |
| Sadiola | **134.64** | 128.00 | **0.38** | 0.28 |
| Yatela | **39.40** | 41.09 | **0.18** | 0.25 |
| **Tanzania** | | | | |
| Geita | **271.32** | 243.56 | **1.00** | 0.92 |
| **Australasia** | | | | |
| Sunrise Dam | **143.22** | 147.42 | **0.36** | 0.34 |
| **North America** | | | | |
| CC&V | **173.04** | 163.06 | **0.79** | 0.63 |
| **South America** | | | | |
| **Argentina** | | | | |
| Cerro Vanguardia | **99.14** | 75.51 | **0.48** | 0.45 |
| **Brazil** | | | | |
| Brasil Mineração | **15.64** | 15.19 | **0.05** | 0.05 |
| Serra Grande | **12.47** | 7.92 | **0.08** | 0.05 |
| **Group** | **4,671.57** | **4,549.27** | **0.94** | **0.85** |

## Energy usage by source
**2009**



| | |
|---|---|
| ■ Grid electricity | 47% |
| ■ Diesel | 34% |
| ■ Heavy fuel oil | 9% |
| ■ Natural gas | 6% |
| ■ Hydroelectricity | 2% |
| ■ Other | 2% |

## Energy usage by region
**2009**



| | |
|---|---|
| ■ Southern Africa | 43% |
| ■ Continental Africa | 35% |
| ■ South America | 9% |
| ■ Australia | 7% |
| ■ North America | 6% |

One area of focus on energy performance at our deep underground South African operations has been reducing compressed air consumption. We have utilised a number of different technologies at each of our operations, including off-peak pressure reduction, optimal compressor scheduling and rigorous leak repair strategies. Since 2004, consumption of compressed air in South Africa has reduced by 30%. While gold production has also fallen over this period, compressed air requirements are largely fixed, so the reduction in consumption represents a real improvement.

We continue to seek reductions and expect to reduce compressed air consumption even further over the next five-year period. Projects to take control of compressed air supply down to production level in South Africa have been approved for implementation during 2010. The next phase will be to take the control of water and compressed air to the work face where feasible. Subsequent phases will then target replacing all compressed air processes with alternative energy sources. This is, however, a capital intensive process and some of the relevant technologies are still in the development phase.

## Energy usage by region

| Region | Energy usage (million GJ) | | | |
|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 |
| North America | 1.71 | 1.55 | 1.47 | 1.30 |
| South America | 2.68 | 2.37 | 2.26 | 1.98 |
| Continental Africa | 10.66 | 10.50 | 10.74 | 10.30 |
| Southern Africa | 12.92 | 13.04 | 13.48 | 13.92 |
| Australia | 2.12 | 1.90 | 1.98 | 2.26 |
| Group | 30.09 | 29.36 | 29.93 | 29.76 |

## Energy usage and efficiency by operation

| Operation | Energy usage (million GJ) | | Energy efficiency (GJ/oz) | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Southern Africa** | | | | |
| **Namibia** | | | | |
| Navachab | 0.47 | 0.36 | 7.18 | 5.30 |
| **South Africa** | | | | |
| Vaal River | 6.99 | 6.95 | 6.79 | 6.21 |
| West Wits | 5.46 | 5.73 | 7.10 | 5.84 |
| **Continental Africa** | | | | |
| **Ghana** | | | | |
| Iduapriem | 1.05 | 1.02 | 5.55 | 5.08 |
| Obuasi | 1.62 | 2.07[1] | 4.24 | 5.80 |
| **Guinea** | | | | |
| Siguiri | 2.06 | 1.82 | 5.54 | 4.65 |
| **Mali** | | | | |
| Sadiola | 1.81 | 1.73 | 5.11 | 3.82 |
| Yatela | 0.53 | 0.56 | 2.39 | 3.37 |
| **Tanzania** | | | | |
| Geita | 3.57 | 3.31 | 13.18 | 12.53 |
| **Australasia** | | | | |
| Sunrise Dam | 2.12 | 1.90 | 5.29 | 4.39 |
| **North America** | | | | |
| CC&V | 1.71 | 1.55 | 7.86 | 6.00 |
| **South America** | | | | |
| **Argentina** | | | | |
| Cerro Vanguardia | 1.46 | 1.19 | 7.03 | 7.14 |
| **Brazil** | | | | |
| Brasil Mineração | 0.81 | 0.85 | 2.47 | 2.65 |
| Serra Grande | 0.41 | 0.33 | 2.64 | 1.89 |
| Group | 30.09 | 29.36 | 6.06 | 5.49 |

[1] This figure was incorrectly report as 2.02 in the 2008 Report to Society

***Water management, surface and groundwater discharges***

The company closely monitors water usage and manages of water as an increasingly scarce resource. The following risks are recognised in relation to water usage and discharge:

• unauthorised water discharges may lead to fines and even the temporary closure of operations
• discharges of process waters have potential to affect local communities, with attendant health and reputational risks
• where a mine uses the same water resources as the local community, there is potential for conflict
• in dry countries, perceived high consumption of water may have reputational impact.

The water management standard, which was approved during 2009, specifies good practice requirements for monitoring and management of surface and groundwater quality water and well as the consumption of water.

Significant activities carried out during 2009 include the installation of additional water treatment technologies (Actiflo™ clarification plants and rotating biological contactors) at Obuasi and the application of pollution control technologies derived from the ongoing phytoremediation project at the South African operations. These include planting native *Tamarix* species on the side slopes of the Mponeng Tailings Storage Facility (TSF) instead of conventional grassing and use of selected plant species on reprocessed TSF footprints for enhanced pollution management.

## Water usage and efficiency by operation

| Operation | Water usage ML 2009 | Water usage ML 2008 | Total water efficiency kL/oz 2009 | Total water efficiency kL/oz 2008 |
|---|---|---|---|---|
| **Southern Africa** | | | | |
| **Namibia** | | | | |
| Navachab | **996** | 1,194 | **15.32** | 17.56 |
| **South Africa** | | | | |
| Vaal River | **14,330** | 15,695 | **13.93** | 14.03 |
| West Wits | **5,319** | 5,263 | **6.93** | 5.37 |
| **Continental Africa** | | | | |
| **Ghana** | | | | |
| Iduapriem | **137** | 100,000 | **0.72** | 0.50 |
| Obuasi | **9,973** | 9,420 | **26.18** | 26.39 |
| **Guinea** | | | | |
| Siguiri | **3,920** | 3,921 | **10.54** | 10.01 |
| **Mali** | | | | |
| Sadiola | **6,755** | 5,989 | **19.01** | 13.23 |
| Yatela | **1,024** | 934 | **4.60** | 5.66 |
| **Tanzania** | | | | |
| Geita | **3,539** | 3,048 | **13.01** | 11.55 |
| **Australasia** | | | | |
| Sunrise Dam | **3,703** | 1,982 | **9.23** | 4.58 |
| **North America** | | | | |
| CC&V | **1,854** | 1,719 | **8.50** | 6.66 |
| **South America** | | | | |
| **Argentina** | | | | |
| Cerro Vanguardia | **818** | 899 | **3.94** | 5.40 |
| **Brazil** | | | | |
| Brasil Mineração | **2,703** | 3,052 | **8.21** | 9.54 |
| Serra Grande | **51** | 400,000 | **0.33** | 2.30 |
| **Group** | **55,138** | 53,617 | **11.11** | 10.02 |

Note: The group total includes 17ML used at the Tropicana project in Australia.

### Cyanide management

Cyanide is used throughout the gold mining industry as a reagent in the gold recovery process. Its management is a key issue for the company and its stakeholders because of its toxicity and cost.  Discharges of water containing even negligible concentrations of cyanide may lead to strong reactions among communities and in the press.  Communities in locations where the company is conducting exploration activities or where it wants to open a mine are often eager to know how the company manages cyanide elsewhere. Cyanide management is therefore an important reputational issue from an environmental, safety, health and community perspective. Cyanide usage data is given below.

## Cyanide usage per operation

| Operation | Cyanide usage (t) | |
| --- | --- | --- |
| | 2009 | 2008 |
| **Southern Africa** | | |
| **Namibia** | | |
| Navachab | **716** | 875 |
| **South Africa** | | |
| Vaal River | **3,696** | 3,428 |
| West Wits | **993** | 1,016 |
| **Continental Africa** | | |
| **Ghana** | | |
| Obuasi | **4,335** | 4,360 |
| Iduapriem | **1,310** | 1,088 |
| **Guinea** | | |
| Siguiri | **2,903** | 2,692 |
| **Mali** | | |
| Sadiola | **2,775** | 4,113 |
| Yatela | **1,068** | 998 |
| **Tanzania** | | |
| Geita | **2,868** | 2,226 |
| **Australasia** | | |
| Sunrise Dam | **1,676** | 1,633 |
| **North America** | | |
| CC&V | **3,339** | 3,055 |
| **South America** | | |
| **Argentina** | | |
| Cerro Vanguardia | **480** | 516 |
| **Brazil** | | |
| Brasil Mineração | **228** | 441 |
| Serra Grande | **619** | 362 |
| **Group** | **27,006** | 26,803 |

In order to address stakeholder concerns relating to the use of cyanide, and in order to ensure that leading practice in the management of cyanide is implemented, the company is committed to ensuring that all operations receive and maintain Cyanide Code certification. The Cyanide Code is a voluntary industry initiative which was developed under the auspices of the United Nations Environment Programme (UNEP) in order to promote the responsible use of cyanide in gold mining, to enhance the protection of human health, and to reduce the potential for environmental impacts from the use of cyanide.

Of AngloGold Ashanti's operations, 63% are fully certified against the code. The Queiroz and Serra Grande gold plants and Córrego do Sítio mine in Brazil as well as the Yatela mine in Mali were fully certified to the Code during 2009. During the year Cerro Vanguardia (Argentina), Geita (Tanzania), Iduapriem and Obuasi (Ghana), Navachab (Namibia) and Siguiri (Guinea) were temporarily withdrawn from the Code pending infrastructure modifications which are required to meet Code requirements. Navachab and Siguiri mines have since reapplied for certification under the Code. The remaining operations will once again become signatories to the Cyanide Code as soon as these requirements have been met. More information is available on the Cyanide Code website www.cyanidecode.org.

### *Air quality*

In addition the above resource management issues, AngloGold Ashanti closely manages impacts on air quality. Dust has the potential to cause irritation to workers and neighbouring communities, particularly at operations that experience very dry and windy seasons, such as those in Guinea, Mali and South Africa.

A management standard on air quality was approved in 2009 and is in the process of being implemented at AngloGold Ashanti's operations. Dust suppression takes place at all operations. Dust control measures include the use of water bowsers on roads, the application of surface binding agents and/or water on tailings facilities and vegetation of tailings facilities. Sulphur dioxide emissions at the East Gold Acid Float plant at Vaal River in South Africa are a continuing cause of concern; however, modifications to the 40-year old plant have significantly reduced the number of major incidents (as classified under our new criteria) from 15 in 2008 to five in 2009.

## Addressing community expectations

Because AngloGold Ashanti operates in some low-income countries, host communities often turn to the mine for the provision of basic services. In many cases, mines are found in remote locations, where government agencies have even fewer resources than those in regional centres or national capitals.

In addressing community expectations and developing community relations structures, it has been important for us to ensure that we record and act on complaints expressed by community members. Complaints that are not resolved promptly have the potential to affect the company's community relations and reputation. Ultimately, unresolved complaints cause tension between the company and the surrounding community and can lead to the breakdown of relations and, potentially, operational delays.

In our relationships with communities, hostility was experienced at Siguiri mine due to community expectations that the mine is responsible for the electrification of Siguiri town. As a result, when a transformer broke down there were two separate incidents of active community opposition, which included damage to vehicles and property, and demonstrations in front of the mine gates. Mine management, in consultation with town leaders, expedited the repair of the transformer and restored electricity to the town. Following the incident, the mine has intensified its engagement strategy, including convening a multi-stakeholder community forum in January 2010.

Artisanal and small scale mining (ASM) includes any mining or processing activities undertaken by individuals who have formed a collective or co-operative to undertake these activities. The scale of activities can range from one individual to large collectives of hundreds or even thousands of individuals working in an area, with the common denominator being the low level of mechanisation. Activity is often well co-ordinated although it may seem informal. Usually it is unregulated, though in some cases it is regulated by local legislation. ASM activity can be legal or illegal.

ASM activity takes place near to several of AngloGold Ashanti's operations. The operations most affected are Siguiri in Guinea, Obuasi and Iduapriem in Ghana, Geita in Tanzania and exploration sites in the DRC. ASM is a material issue for the company and its stakeholders due to:
• potential health, safety and environmental consequences, including the potential for third party fatalities on the company's tenements
• operational disruptions which may stem from ASM activities
• security issues relating to the presence of ASM, and particularly illegal mining activity, which can also have a negative impact on the company's relationship with surrounding communities and governments.

## Adequate closure planning and provision

All mines close eventually. Good closure planning is essential and reduces closure costs and optimises post-mining land use options. It can help to reduce life-of-mine operating costs. The company's values statement, policy and management standards recognise that social and environmental issues are interrelated and affect how host communities perceive and remember an operation and its parent company during and after closure. An integrated approach is therefore necessary. Closure is a material issue for the following reasons:

• where governments change closure requirements during the lifetime of operations, this may limit operations' options
• closure planning or rehabilitation programmes that are left too late are not optimal either from a company or community perspective.

A management standard on closure and rehabilitation management was approved by the executive committee during the year. The standard sets out company expectations and timelines for closure planning.  It defines three levels of planning; a conceptual plan, which has to be in place prior to project approval; an interim plan, which has to be in place within three years of commissioning an operation; and a final plan which must be developed at least three years prior to anticipated mine closure. Community and stakeholder engagement is required at all three levels of planning.

In developing the standard, we worked with external consultants in order to incorporate leading international practice into the standard and review each mine's closure plan against the standard. A structured programme is being put in place to ensure that all operations have closure plans in place that meet the company standard by the two-year implementation deadline of 2011.



### Case study: Addressing closure issues through community engagement structures

AngloGold Ashanti has had a community engagement forum in place at its Sadiola and Yatela mines in Mali since 2003. More than 200 people attend the annual forum meeting, and vigorous discussion and debate take place on a broad range of issues.  With significant community interest in the upcoming closure of Yatela mine, the forum has provided a structure for discussing the closure and allowing AngloGold Ashanti to obtain feedback from the community on their expectations regarding the closure process.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/addressing-closure.htm**

## Rehabilitation liabilities per operation ($ million)

| Operation | Restoration | 2009 Decommissioning | Total | 2008 Total |
|---|---|---|---|---|
| **Southern Africa** | | | | |
| **Namibia** | 3.1 | 1.8 | **4.9** | 3.2 |
| Navachab | 3.1 | 1.8 | **4.9** | 3.2 |
| **South Africa** | 51.8 | 52.1 | **103.9** | 96.0 |
| Great Noligwa | 2.3 | 9.7 | **12.0** | 10.4 |
| Kopanang | 3.5 | 13.7 | **17.2** | 11.7 |
| Tau Lekoa | – | – | **–** | 6.1 |
| Moab Khotsong | 9.6 | 10.6 | **20.2** | 13.7 |
| TauTona | 10.2 | 9.0 | **19.2** | 14.9 |
| Savuka | 2.4 | 4.1 | **6.5** | 6.0 |
| Mponeng | 1.5 | 4.4 | **5.9** | 6.6 |
| Legacy Projects | | | | |
| – Vaal River | 2.7 | – | **2.7** | 4.8 |
| – West Wits | 0.9 | – | **0.9** | 6.2 |
| ERGO | 18.7 | 0.1 | **18.8** | 15.1 |
| Nufcor | – | 0.5 | **0.5** | 0.5 |
| **Continental Africa** | | | | |
| **Ghana** | 48.2 | 36.0 | **84.2** | 75.9 |
| Iduapriem | 13.7 | 10.5 | **24.2** | 21.9 |
| Obuasi | 34.5 | 25.5 | **60.0** | 54.0 |
| **Guinea** | 14.6 | 13.9 | **28.5** | 35.1 |
| Siguiri | 14.6 | 13.9 | **28.5** | 35.1 |
| **Mali** [1] | 15.9 | 16.5 | **32.4** | 28.3 |
| Morila | 4.0 | 0.9 | **4.9** | 3.9 |
| Sadiola | 7.9 | 8.6 | **16.5** | 14.3 |
| Yatela | 4.0 | 7.0 | **11.0** | 10.1 |
| **Tanzania** | 22.6 | 17.1 | **39.7** | 45.8 |
| Geita | 22.6 | 17.1 | **39.7** | 45.8 |
| **Australasia** | | | | |
| **Australia** | 25.6 | 8.7 | **34.3** | 19.7 |
| Sunrise Dam | 25.6 | 8.7 | **34.3** | 19.7 |
| **North America** | | | | |
| **USA** | 34.0 | 2.1 | **36.1** | 44.1 |
| CC&V | 34.0 | 2.1 | **36.1** | 44.1 |
| **South America** | | | | |
| **Argentina** | 14.4 | 7.8 | **22.2** | 23.0 |
| Cerro Vanguardia | 14.4 | 7.8 | **22.2** | 23.0 |
| **Brazil** | 22.6 | 41.6 | **64.2** | 34.5 |
| Brasil Mineração | 12.9 | 24.1 | **37.0** | 22.7 |
| Serra Grande | 3.0 | 5.3 | **8.3** | 5.4 |
| São Bento | 6.7 | 12.2 | **18.9** | 6.4 |
| | 252.8 | 197.6 | **450.4** | 405.6 |
| Less equity accounted investments included above [1] | (15.9) | (16.5) | **(32.4)** | (28.3) |
| | 236.9 | 181.1 | **418.0** | 377.3 |

# People







The System for People is based on our organisational values and our aim to be a people-centred business.

Through the System for People, the group is implementing a structured, common approach for working together to support long-term business improvements and value creation.

AngloGold Ashanti is a significant employer in many of the countries in which it operates. The majority of the group's employees (including contractors) are in South Africa (59%), followed by Ghana (11%), Brazil (7%) and Tanzania (5%). AngloGold Ashanti employed some 63,364 people globally at the end of 2009, including 49,908 employees and 13,456 contractors (2008: 50,206 employees and 12,689 contractors).

### Employees and contractors (by country)

| Country | Employees | Contractors | Total |
|---|---|---|---|
| **Southern Africa** | | | |
| Namibia | 578 | – | **578** |
| South Africa | 33,355 | 4,070 | **37,425** |
| **Continental Africa** | | | |
| Ghana | 5,135 | 2,071 | **7,206** |
| Guinea | 1,492 | 1,481 | **2,973** |
| Mali | 594 | 730 | **1,324** |
| Tanzania | 1,990 | 1,196 | **3,186** |
| **Australasia** | | | |
| Australia | 261 | 1,515 | **1,776** |
| **North America** | | | |
| USA | 367 | 195 | **562** |
| **South America** | | | |
| Argentina | 753 | 316 | **1,069** |
| Brazil | 3,113 | 1,140 | **4,253** |
| Other* | 2,270 | 742 | **3,012** |
| **Total** | **49,908** | **13,456** | **63,364** |

* Primarily centralised and corporate services

## Management approach

AngloGold Ashanti seeks to be a people-centred business which has taken significant steps in 2009 to ensure that it is positioned to address the challenge of engaging its workforce across the broad range of cultural and socio-economic contexts in which it operates.

Through its internal change programme ONE, AngloGold Ashanti is in the process of rolling out a people management system, the System for People, to provide a framework through which the business can address its need to develop a competent and engaged workforce – ensuring that it has 'the right person in the right role at the right time' and enabling each employee to reach their full potential. Through the System for People, the group is implementing a structured, common approach for working together to support long-term business improvements and value creation.

The System for People is based on AngloGold Ashanti's organisational values and philosophy, and 10 managerial leadership practices, which define the criteria for interactive working relationships between managers and their subordinates. Six sub-systems define effective and sustainable human resources management and managerial leadership systems, in areas such as talent pool development, recruitment, selection and induction and performance management.

The System for People aims to enable effective working relationships based on trust and a sustainable culture of accountability across all levels of the organisation. Central to the model is organisational design, which ensures that the structure of the organisation is the most effective and efficient to get work done and that the accountabilities of each employee are clearly defined.

In 2009 the design phase of the System for People was completed and roll out of the system began. This process will continue during 2010 and 2011. Accountability for implementation of the System for People rests with line management, supported by a small team at the company's corporate office in Johannesburg, under the Executive Vice President: Human Resources. As part of the process of implementing the System for People and in order to ensure alignment and focus on delivering AngloGold Ashanti's strategy, accountability for the development of human resource policy has been centralised at the company's corporate office in Johannesburg.

Transformation and local labour legislation, including requirements for local employment, are key challenges for AngloGold Ashanti in some regions in which it operates. The System for People addresses these transformation needs explicitly by acknowledging that flexibility in the implementation of the system will be required in order to meet local needs.

 

## Case Study: A global survey of values and management behaviours

AngloGold Ashanti's values are intrinsically linked to our business strategies and aligned with every initiative undertaken throughout the company. The challenge for the business is to ensure that employees at all levels support these values through their actions and interactions with others. As part of the process of implementing this system, work started in 2009 on a survey to determine values-based behaviours and support a deeper understanding of our values across the organisation.

**See this case study in the Supplementary Report or at www.aga-reports.com/09/values-survey.htm**

## Material issues

Within the area of people management, the following were identified as the most material issues during 2009:

- labour relations, in particular maintaining realistic but fair wage settlements in a difficult global economic climate
- transformation, including employment equity issues in South Africa and issues of labour localisation in some regions of continental Africa
- skills development and retention, including issues relating to the localisation of skills in some countries with respect to which AngloGold Ashanti operates.

This section presents the company's approach on these issues in 2009 and an overview of the initiatives undertaken with respect to these during the year.

## Labour relations and collective bargaining

AngloGold Ashanti recognises the fundamental right of freedom of association of all employees and contractors, and adheres to collective bargaining agreements with due regard to the relevant legislation in the countries in which it operates. Relations with organised labour are founded on mutual respect, and wage negotiations are conducted in line with the company's values.

A high percentage of employees, almost 83%, are either members of a union or are catered for through collective bargaining agreements. Exceptions are the United States and Australia, where employees are not members of unions, but where a high degree of employee participation in wage discussions is encouraged.

Wage settlements are specific to each jurisdiction in which AngloGold Ashanti operates and the company's approach is to ensure that agreements are fair but realistic, taking into account the local economic context and the impact of any settlement on the long-term viability of the business.

In 2009 wage settlements were reached without disruption to labour. In South Africa, a two-year wage settlement was reached in July. In Ghana and Guinea, settlements were reached without the loss of production, however, the negotiation processes were protracted and several months were required to reach agreement.

In response to the industrial relations environment and the sometimes volatile economic and political context in which the company operates in West Africa, an integrated strategy for collective bargaining is being implemented, with the aim of creating a framework within which the company and organised labour can improve their relationship and, through collective bargaining, agree on conditions of employment in an efficient and mutually beneficial manner. The approach is a holistic one, where issues relating to the political, economic and social environment are considered in the development of this strategy.

A pro-active approach to labour relations, integrated with other management initiatives, has been adopted at AngloGold Ashanti's operations in Argentina, where the uncertain political and economic climate has the potential to affect relations between the various labour groups and between management and employees. Frequent dialogue with union leaders at local, provincial and national level has taken place during the year. The climate among employees is also monitored, and management communicates proactively with employees to ensure that they are well informed about their conditions of employment.

At a group level, in an undertaking to promote internationally accepted labour relations and human resource practices at AngloGold Ashanti's operations around the world, a global agreement was signed between the International Federation of Chemical, Energy, Mine and General Workers' unions (ICEM) and the company. The agreement sets out the commitment of both parties to respect and advance the principles and values of internationally-accepted labour relations and human resource practice, including the relevant ILO conventions and the principles of GRI and the UNGC. Its objective is to enhance principles or practices established by local regulation and collective bargaining processes at operations managed directly by AngloGold Ashanti. Provision is also made in the agreement for ongoing dialogue between the company and the ICEM at corporate level.

## Transformation and localisation

In order to ensure that AngloGold Ashanti delivers on its vision of sustainable mining, we need to respond proactively to transformation and localisation needs in the regions in which we operate. These include employment equity requirements in the South African context, and the need to recruit, develop and retain local managers in many of the countries in which AngloGold Ashanti operates on the rest of the African continent.

To ensure focus and leadership on this issue within the business, a transformation steering committee was established in 2008, comprising relevant company executives and senior managers and chaired by the chief executive officer. Oversight of this area of the company's activity is through the Transformation and Human Resources Development Committee of the board, which was established at the end of 2008. Supporting structures are addressed in the System for People, which takes full account of local transformation and legislative requirements.

In South Africa, the employment of Historically Disadvantaged South Africans (HDSAs) is promoted and regulated by legislation, specifically the Employment Equity Act, the Minerals and Petroleum Resources Development Act (MPRDA) and the Mining Charter.





The Mining Charter, which came into effect in 2004, set a target for 2009 of 40% representation of HDSAs (defined as all black people and white women) in management, and 10% representation of women in the workforce. As at the submission date of our employment equity report at end July 2009, representation stood at 39.5% and 11% women. The Department of Labour of South Africa has reviewed the company's compliance with the Employment Equity Act and has made certain recommendations to the company, which have now been incorporated into the company's five-year Employment Equity Plan, ending in July 2014. The company's five-year Employment Equity Plan was approved by the Department of Labour in December 2009.

The Mining Charter was due to be reviewed in 2009. However this review has been delayed and only preparatory activities were undertaken during the year.  The review will be led by the Department of Mineral Resources (DMR) in South Africa which engages with the mining industry mainly through the industry's representative body, the Chamber of Mines. AngloGold Ashanti is an active member of the Chamber of Mines structures dealing with the review process, and Mark Cutifani, AngloGold Ashanti's chief executive officer, serves as deputy president of the Chamber.

In Tanzania, Ghana and Guinea, localisation plans and programmes are in place to limit the placement of expatriate employees and to ensure the training, development and placement of local employees.

In Ghana, for example, we are working on the following plans to achieve our objectives of localisation:
• agreed and signed-off targets and performance measurement with respect to localisation issues
• skills exchange and professional skills development
• an integrated talent management process
• regular management reviews to achieve deliverables forming part of our localisation policy.

## Addressing skills development and retention

The mining industry experienced an unprecedented boom and related skills shortage from 2006 to late 2008.  During this period, the retention of key technical skills was a significant challenge for the company. With the global financial crisis, this pressure eased considerably in those areas which had been most affected. Total turnover, at 9.7%, was in line with the 10% target set by the company. Turnover amongst female employees was low across the group at 0.4% in 2009 (2008: 0.5%).

  

## Turnover levels by country (%)

| Country | 2009<br>All employees | 2008<br>All employees |
|---|---|---|
| **Southern Africa** | | |
| Namibia | **5.71** | 6.00 |
| South Africa | **10.33** | 8.14 |
| **Continental Africa** | | |
| Ghana | **3** | 4.71 |
| Guinea | **2.06** | 4.00 |
| Mali | **3.32** | 6.03 |
| Tanzania | **22.50** | 13.00 |
| **Australia** | | |
| Australia | **7.57** | 25.00 |
| **North America** | | |
| USA | **19.29** | 15.00 |
| **South America** | | |
| Argentina | **13.17** | 20.00 |
| Brazil | **8.53** | 7.75 |
| **Corporate** | | |
| Corporate Office | **7.45** | 19.00 |
| **Group** | **9.70** | 8.00 |

Despite relatively low turnover levels, the development and retention of skills in certain disciplines remains a concern for AngloGold Ashanti. Without critical skills, business efficiency and productivity is diminished and future growth can be compromised.

By addressing issues such as education and training, talent pool development and recruitment and selection in a holistic framework, the System for People provides the framework for structuring an appropriate response to skills development and retention in each operating region.

Measures which have been introduced to diminish the risk to the business of skills shortages and to position the company to better manage skills shortages in future include:
• Scholarship programmes and bursaries;
• Regular benchmarking of salaries and employment conditions to ensure that these remain competitive; and
• Greater focus on talent management and succession planning.

# Economic performance







AngloGold Ashanti's vision is to be the leading mining company.

AngloGold Ashanti strives to ensure its sustainability by:

• investing in the recruitment and development of employees;

• exploring for new orebodies and developing new mines;

• building and maintaining the infrastructure needed to sustain production;

• ensuring the orderly closure of operations at the end of their economic lives; and

• assisting in the development of the gold market.

## Performance in 2009

In 2009, AngloGold Ashanti produced 4.60Moz of gold, a decrease of 8% on the 4.98Moz produced in 2008, which was in line with the revised production forecast.

Total cash costs for the year increased from $444/oz to $514/oz in 2009, mainly due to lower production, lower grade, ore stockpile inventory draw downs and inflation.

Given the focus on optimising operational performance and maintaining costs, the group continued to invest significantly in capital expenditure. Capital expenditure for the year amounted to $1,027m (2008: $1,201m), of which 26% ($264m) was stay-in-business expenditure, and 34% ($347m) was spent on ore reserve development, principally at the South African operations and 40% ($416m) was spent on new project development.

### Key performance statistics

|  |  | 2009 | 2008 | % change |
|---|---|---|---|---|
| Gold produced | (000oz) | 4,599 | 4,982 | (8) |
| Average gold spot price | ($/oz) | 974 | 872 | 12 |
| Average received gold price [1] | ($/oz) | 751 | 485 | 55 |
| Total cash costs | ($/oz) | 514 | 444 | 16 |
| Total production costs | ($/oz) | 646 | 567 | 14 |
| Ore Reserves [2] | (Moz) | 71 | 75 | (5) |
| Revenue | ($m) | 3,916 | 3,743 | 5 |
| Gold income | ($m) | 3,768 | 3,619 | 4 |
| Gross (loss) profit | ($m) | (578) | 594 | (197) |
| Adjusted gross profit (loss) [3] | ($m) | 412 | (384) | 207 |
| Adjusted headline loss [4] | ($m) | (50) | (897) | 94 |
| Adjusted headline loss per share | (US cents) | (14) | (283) | 95 |
| Dividends per share | (US cents) | 17 | 11 | 55 |
| Average exchange rate | (R/$) | 8.39 | 8.25 | 2 |
| Exchange rate at year-end | (R/$) | 7.44 | 9.46 | (21) |
| Share price at year-end: |  |  |  |  |
|   JSE | (R/share) | 306.29 | 252.00 | 21 |
|   NYSE | ($/share) | 40.18 | 27.71 | 45 |
| Market capitalisation at year-end | ($m) | 14,555 | 9,795 | 49 |

[1] Average received gold price excluding the effects of the hedge buy-back costs is $925/oz in 2009 and $702/oz in 2008.
[2] After adjusting for the Boddington sale, ore reserves increased by 5% from 68.2Moz to 71.4Moz.
[3] Gross (loss) profit excluding unrealised non-hedge derivatives and other commodity contracts.
[4] Headline loss excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, adjustments to other commodity contracts and deferred tax thereon.

## Dividend per share
**(US cents)**



## Return on net capital employed
**(%)**



[1] Excludes hedge buy-back costs

The following diagram shows major transactions undertaken since mid 2008.

# Relative share price performance (%)



| | AngloGold Ashanti share price (AU) | | Philadelphia Stock Exchange Gold and Silver Index |

## Economic value added

The group generated significant economic value for its stakeholders during the year, with total economic value generated rising by 4%.

### Economic value added statement for the year ended 31 December 2009

| | % | $m 2009 | % | $m 2008 |
|---|---|---|---|---|
| **Economic value generated** | | | | |
| Gold sales and by-product income | 98 | 3,862 | 97 | 3,677 |
| Interest received | 1 | 54 | 2 | 66 |
| Profit from sale of assets | 1 | 49 | 1 | 55 |
| Profit from sale of investments | – | – | – | 2 |
| Total economic value generated | 100 | 3,965 | 100 | 3,800 |
| | | | | |
| **Economic value distributed** | | | | |
| Operating costs [(1)] | 33 | 1,296 | 41 | 1,552 |
| Employee salaries, wages and other benefits | 28 | 1,117 | 26 | 986 |
| Payments to providers of capital | 5 | 184 | 4 | 155 |
| - Finance costs and unwinding of obligations | 4 | 139 | 3 | 114 |
| - Dividends | 1 | 45 | 1 | 41 |
| Payments to governments | | | | |
| - Current taxation | 4 | 164 | 3 | 92 |
| Community and social investments [(2)] | – | 11 | – | 8 |
| Total economic value distributed | 70 | 2,772 | 74 | 2,793 |
| **Economic value retained** | 30 | 1,193 | 26 | 1,007 |

[(1)] Operating costs are lower in 2009 due to exchange gains of $112m (2008: $4m), favourable metal inventory movements of $63m
(2008: unfavourable $16m), and share of equity accounted investments' profit of $94m in 2009 (2008: loss of $138m).

[(2)] Community and social investments exclude equity-accounted joint ventures.

## Economic value distribution
**for the year ended 31 December 2009**



| | % | million $ |
|---|---|---|
| ■ Operating costs | 33 | 1,296 |
| ■ Employee salaries, wages and other benefits | 28 | 1,117 |
| ■ Payments to providers of capital | 5 | 184 |
| ■ Payments to governments | 4 | 164 |
| Community and social investments | – | 11 |
| ■ Economic value retained | 30 | 1,193 |

## Economic value distribution
**for the year ended 31 December 2008**



| | % | million $ |
|---|---|---|
| ■ Operating costs | 41 | 1,552 |
| ■ Employee salaries, wages and other benefits | 26 | 986 |
| ■ Payments to providers of capital | 4 | 155 |
| ■ Payments to governments | 2 | 92 |
| Community and social investments | – | 8 |
| ■ Economic value retained | 26 | 1,007 |

## Payments to and assistance from government

AngloGold Ashanti discloses all payments to government in support of its commitments under the Extractive Industries Transparency Initiative (EITI). The following tables give details of all payments made to governments, whether or not the government concerned is a member of the EITI. Note: The 2008 figures have been restated in terms of revised classifications, the addition of payments for certain exploration sites and VAT payments have been excluded as in most instances these are reimbursed.

| Argentina ($ 000) | 2009 | 2008 Restated |
|---|---|---|
| Dividends paid to the government | 750 | 888 |
| Taxation paid | – | 4,368 |
| Withholding tax (STC, royalties, etc) | 16,766 | 13,536 |
| Other indirect taxes and duties | 1,631 | 1,599 |
| Employee taxes and other contributions** | 5,675 | 2,869 |
| Property tax | 6 | 3 |
| Other*** | 11,764 | 8,186 |
| Total | 36,592 | 31,449 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

***Tax on exports

| Australia ($ 000) | 2009 | 2008 Restated |
|---|---|---|
| Dividends paid to the government | – | – |
| Taxation paid* | 31,398 | 43,229 |
| Withholding tax (STC, royalties, etc) | 11,657 | 12,860 |
| Other indirect taxes and duties | – | – |
| Employee taxes and other contributions** | 11,327 | 9,556 |
| Property tax | – | – |
| Other | – | – |
| Total | 54,382 | 65,645 |

* Includes capital gains tax for 2009

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Brazil ($ 000) | 2009 | 2008 Restated |
|---|---|---|
| Dividends paid to the government | – | – |
| Taxation paid * | 37,102 | 47,815 |
| Withholding tax (STC, royalties, etc) | 6,821 | 6,735 |
| Other indirect taxes and duties | 3,478 | 1,633 |
| Employee taxes and other contributions** | 28,635 | 24,451 |
| Property tax | 1,129 | 1,583 |
| Other (includes tax on vehicle ownership) | 1,188 | 645 |
| Total | 78,353 | 82,862 |

\* Includes capital gains tax for 2009

\*\* Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Colombia ($ 000) | 2009 | 2008 Restated |
|---|---|---|
| Dividends paid to the government | – | – |
| Taxation paid | 233 | 277 |
| Withholding tax (STC, royalties, etc) | 1,346 | 1,171 |
| Other indirect taxes and duties | 79 | 239 |
| Employee taxes and other contributions** | 3,910 | 3,432 |
| Property tax | 1 | – |
| Other (tenement fees) | 4,048 | 2,934 |
| Total | 9,617 | 8,053 |

\*\* Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| DRC ($ 000) | 2009 | 2008 Restated |
|---|---|---|
| Dividends paid to the government | – | – |
| Taxation paid | 1,957 | 1,925 |
| Withholding tax (STC, royalties, etc) | 100 | 147 |
| Other indirect taxes and duties | – | – |
| Employee taxes and other contributions** | 120 | 102 |
| Property tax | – | – |
| Other | – | – |
| Total | 2,177 | 2,174 |

\*\* Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Ghana ($ 000) | 2009 | 2008 Restated |
|---|---|---|
| Dividends paid to the government | 1,425 | 1,379 |
| Taxation paid | 7,233 | 1,912 |
| Withholding tax (STC, royalties, etc) | 20,027 | 17,504 |
| Other indirect taxes and duties | 5,851 | 9,266 |
| Employee taxes and other contributions** | 20,218 | 11,570 |
| Property tax | 482 | 49 |
| Other | 173 | 399 |
| Total | 55,409 | 42,079 |

\*\* Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Guinea ($ 000) | | 2008 |
|---|---|---|
| | 2009 | Restated |
| Dividends paid to the government | – | 1,500 |
| Taxation paid | 37,881 | – |
| Withholding tax (STC, royalties, etc) | 17,137 | 30,069 |
| Other indirect taxes and duties | 3,180 | 1,490 |
| Employee taxes and other contributions** | 5,052 | 3,332 |
| Property tax | – | – |
| Other | 317 | 1,230 |
| Total | 63,567 | 37,621 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Mali ($ 000) | | 2008 |
|---|---|---|
| | 2009 | Restated |
| Dividends paid to the government | 50,516 | 38,000 |
| Taxation paid | 66,409 | 42,075 |
| Withholding tax (STC, royalties, etc) | 20,809 | 21,750 |
| Other indirect taxes and duties | 8,914 | 2,359 |
| Employee taxes and other contributions** | 5,113 | 9,382 |
| Property tax | 369 | – |
| Other | 1,166 | 4,579 |
| Total | 153,296 | 118,145 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Namibia ($ 000) | | 2008 |
|---|---|---|
| | 2009 | Restated |
| Dividends paid to the government | – | – |
| Taxation paid | 2,195 | 5,042 |
| Withholding tax (STC, royalties, etc) | 1,911 | 1,789 |
| Other indirect taxes and duties | – | – |
| Employee taxes and other contributions** | 2,660 | 2,013 |
| Property tax | 67 | – |
| Other*** | – | 392 |
| Total | 6,833 | 9,236 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

***Land tax

| South Africa ($ 000) | | 2008 |
|---|---|---|
| | 2009 | Restated |
| Dividends paid to the government | – | – |
| Taxation paid | 17,740 | 6,468 |
| Withholding tax (STC, royalties, etc) | – | – |
| Other indirect taxes and duties | – | – |
| Employee taxes and other contributions** | 92,130 | 82,768 |
| Property tax | 2,191 | 1,870 |
| Other (Skills development levy) | 5,646 | – |
| Total | 117,707 | 91,106 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Tanzania ($ 000) | | 2008 |
| --- | --- | --- |
| | **2009** | **Restated** |
| Dividends paid to the government | – | – |
| Taxation paid | **1,284** | 715 |
| Withholding tax (STC, royalties, etc) | **10,014** | 6,966 |
| Other indirect taxes and duties | **34,834** | 18,251 |
| Employee taxes and other contributions** | **12,947** | 12,165 |
| Property tax | – | – |
| Other*** | **664** | 369 |
| **Total** | **59,743** | 38,466 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

***Comprises annual road levy to the Geita district, forest clearance fees and airport taxes for 2008

| USA ($ 000) | | 2008 |
| --- | --- | --- |
| | **2009** | **Restated** |
| Dividends paid to the government | – | – |
| Taxation paid | **(1,895)** | 300 |
| Withholding tax (STC, royalties, etc) | – | – |
| Other indirect taxes and duties | – | – |
| Employee taxes and other contributions** | **4,270** | 3,795 |
| Property tax | **1,168** | 840 |
| Other (Production mine tax) | **1,933** | 1,450 |
| Other (Severance tax) | **1,100** | 1,328 |
| **Total** | **6,576** | 7,713 |

** Includes remittance made to government but borne by employees as individual taxation, e.g. PAYE, UIF

| Group | | 2008 |
| --- | --- | --- |
| | **2009** | **Restated** |
| Dividends paid to the government | **52,691** | 41,767 |
| Taxation paid | **201,537** | 154,126 |
| Withholding tax (STC, royalties, etc) | **106,588** | 112,527 |
| Other indirect taxes and duties | **57,967** | 34,837 |
| Employee taxes and other contributions** | **192,057** | 165,435 |
| Property tax | **5,413** | 4,345 |
| Other | **27,999** | 21,512 |
| **Total** | **644,252** | 534,549 |

## Assistance from government

No significant financial assistance was received by the company or the operations from government in any of the jurisdictions in which the company operates. Any assistance received is detailed in the table below.

| Country | Value ($ 000) 2009 | Description | Value ($ 000) 2008 | Description |
| --- | --- | --- | --- | --- |
| **Argentina** | | | | |
| Cerro Vanguardia | **1,652** | Patagonia Port Incentive | 13,724 | Subsidies/rebates |
| | **1,227** | Income tax 30% | 3,320 | Other financial benefits from government |
| **Mali** | | | | |
| Sadiola/Yatela | **–** | | 6,873 | Tax relief (see details above). |
| **Australia** | | | | |
| Sunrise Dam | **749** | Tax relief/credits | – | |
| **South Africa** | | | | |
| SA Operations | **1,725** | Skills development levy | 1,400 | |
| | **1,634** | Mining Qualification Association Discretionary Grants | 1,180 | |
| AngloGold Health | **320** | Free TB drugs | – | |

## Corporate social investment

AngloGold Ashanti invests significantly in the communities in which it operates. Corporate social investment spend in 2009 rose by 29% to $10.88m, compared with $8.44m in 2008. For accounting purposes, corporate social investment expenditure is defined as the voluntary investment of funds in the broader community through programmes spanning a range of development and maintenance activities that seek to complement the work of government, NGOs and community-based organisations (CBOs), where the target beneficiaries are external to the company. Corporate social investment specifically excludes those activities where the purpose is primarily commercial, for example, marketing, employee benefits or public relations activities. The vehicles for corporate social investment differ from region to region, and operation to operation, and are in line with the specific needs identified through engagement with communities. The following table shows community investment spend by region in 2009.

### Corporate social investment spend by ($000)

| | 2009 | 2008 | Reason for variance |
|---|---|---|---|
| **Southern Africa** | | | |
| **Namibia** | **423** | **86** | |
| Navachab | 423 | 86 | Purchase of a school, which was previously leased. Renovation of a local police station and increased bursary allocation. |
| **South Africa** | **2,962** | **3,177** | |
| Corporate | 2,836 | 2,993 | |
| South African operations | 126 | 184 | |
| **Continental Africa** | | | |
| **Ghana** | **2,530** | **2,287** | |
| Iduapriem | 146 | 332 | |
| Obuasi | 2,266 | 1,955 | |
| Ghana Corporate | 118 | – | |
| **Guinea** | **511** | **285** | |
| Siguiri | 511 | 285[1] | |
| **Mali** | **543** | **620** | |
| Morila | 171 | 60 | Bridge and road repairs. |
| Sadiola (38%)[2] and Yatela (40%) | 372 | 560 | Reduction due to once-off inoculation campaign and waste management assistance to regional and local authorities. |
| **Tanzania** | **1,132** | **373** | |
| Geita | 1,132 | 373 | Feasibility study for Geita town water project, inclusion of mining technical training centre, contribution to regional educational fund and completion of phase 1 of community clinic. |
| **DRC** | **386** | **119** | |
| Exploration | 386 | 119 | Increased community investment initiatives as this exploration project advances. |
| **Australasia** | | | |
| **Australia** | **133** | **117** | |
| Sunrise Dam | 133 | 117 | |
| **North America** | | | |
| **USA** | **391** | **253** | |
| CC&V | 391 | 253 | The economic downturn put pressure on non-profit organisations resulting in a significant increase in requests. There was also increased focus on mining and minerals related education and preservation activities. |
| **South America** | | | |
| **Argentina** | **675** | **638** | |
| Cerro Vanguardia | 675 | 638[1] | |
| **Brazil** | **938** | **1,007** | |
| Brasil Mineração | 754 | 839 | |
| Serra Grande | 184 | 168[1] | |
| **Colombia** | **800** | **99** | |
| Exploration | 737 | 99 | The advanced stage of this exploration project required major community investment. |
| Greenfields | 63 | – | |
| **Sub-total** | **11,424** | **9,061** | |
| Equity accounted investments included above | (543) | (620) | |
| **Total** | **10,881** | **8,441** | |

[1] Restated: 2008 figure was attributable expenditure

[2] Effective 29 December 2009, AngloGold Ashanti increased its interest to 41%



# Report of the independent assurers

To the Board of Directors and Management of AngloGold Ashanti Limited

## Introduction

We have been engaged by AngloGold Ashanti Limited ("AngloGold Ashanti") to conduct an assurance engagement on selected subject matter reported in AngloGold Ashanti's Sustainability Review 2009, ("Sustainability Review") for the purposes of expressing a statement of independent assurance, for the year ended 31 December 2009. This assurance report applies only to the subject matter as referenced herein. The Sustainability Review includes both the published hard copy "Summary Report" and the Internet published "Supplementary Information" (www.aga-reports.com/09).

## Subject Matter

The following subject matter related to the Sustainability Review was selected for an expression of assurance:
- The alignment of AngloGold Ashanti's sustainability policies to the International Council of Mining and Metals' (ICMM) 10 Sustainable Development Principles. (Limited Assurance, Sustainability Review pg. 19, and refer to the section on the ICMM Sustainable Development Framework implementation in the Supplementary Information www.aga-reports.com/09)
- AngloGold Ashanti's reporting of its material sustainable development priorities based on its own review of the business and the views and expectations of its stakeholders. (Limited Assurance, Refer pages 5 and 6 of the Summary Report)
- The description of systems and approaches that AngloGold Ashanti has implemented to manage its material sustainable development priorities as related to the Key Performance Indicators (KPIs) marked for assurance in the GRI table of the Supplementary Information www.aga-reports.com/09 by the symbol ☑. (Reasonable Assurance)
- AngloGold Ashanti's performance on its sustainable development priorities by way of the selected KPIs as marked for assurance in the Supplementary Information www.aga-reports.com/09 by the symbol ☑. (Reasonable Assurance)
- AngloGold Ashanti's self declared Global Reporting Initiative (GRI) G3 application level (Limited Assurance, Page 4 Summary Report)

## Directors' responsibility

AngloGold Ashanti's directors are responsible for the selection, preparation and presentation of the identified subject matter in accordance with the GRI's new generation (G3) guidelines and the ICMM sustainable development framework.AngloGold Ashanti's directors are responsible for the selection, preparation and presentation of the identified subject matter in accordance with the GRI's new generation (G3) guidelines and the ICMM sustainable development framework.

## Responsibility of the independent assurers

Our responsibility is to express to the directors an opinion on the identified subject matter contained in the Report, for the year ended 31 December 2009, based on our assurance engagement.

## Work performed

We conducted our engagement in accordance with the International Standards for Assurance Engagements 3000, "Assurance Engagements other than audits or reviews of historical financial information" (ISAE 3000) issued by the International Auditing and Assurance Standards Board; and the ICMM's Sustainable Development Framework Assurance Procedure.

## Criteria

The requirements as set out by both the ICMM Sustainable Development Framework Assurance Procedure and the reporting criteria as stipulated by the GRI new generation (G3) guidelines, have been applied as assurance criteria. Anglogold Ashanti's internal corporate reporting procedures were applied as criteria for testing the selected KPIs in the scope of assurance.

Our work consisted of:
- reviewing AngloGold Ashanti's implementation of the ICMM requirements;
- obtaining an understanding of the systems used to generate, aggregate and report data at selected sites and business units in South Africa, Obuasi operation in Ghana, and Geita operation in Tanzania;
- conducting interviews with management at the sampled operations and at Head Office;
- applying the assurance criteria in evaluating the data generation and reporting processes;
- performing key controls testing;
- testing the accuracy of data reported on a sample basis;
- reviewing the consistency between the subject matter and related statements in AngloGold Ashanti's Sustainability Review report; and
- reviewing the validity of AngloGold Ashanti's self-declaration of the GRI (G3) application level in the Report.

## Inherent limitations

Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling or estimating such data. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements.

The evidence gathering procedures for limited assurance are more restricted than for reasonable assurance and therefore less assurance is obtained with limited assurance than for reasonable assurance.

Conversion factors used to derive emissions and energy used from fuel and electricity consumed, are based upon information and factors derived by independent third parties. Our assurance work has not included an examination of the derivation of those factors and other third party information.

We have not carried out any work on data reported for prior reporting periods, nor in respect of future projections and targets. We have not conducted any work outside of the agreed scope and therefore restrict our opinion to the agreed subject matter.

## Conclusion

On the basis of our limited assurance procedures, nothing has come to our attention causing us to believe that the subject matter selected for limited assurance for the year ended 31 December 2009, is materially misstated.

On the basis of our reasonable assurance procedures, the subject matter selected for assurance for the year ended 31 December 2009, is free from material misstatements.

**PricewaterhouseCoopers Inc.**
Director: Wessie van der Westhuizen
Registered Auditor
Johannesburg
11 March 2010

### Approval of directors and executive

The Sustainability Review for the year ended 31 December 2009 was approved by the board of directors on 10 March 2010, and signed off on its behalf by WA Nairn, chairman of the Safety, Health and Sustainable Development Committee.

It was reviewed and signed off on behalf of the executive committee by TML Setiloane, executive vice president, business sustainability

# GRI content index

The following table presents a content index to the GRI standard disclosures. The group's response to the GRI performance indicators and a detailed content index may be found on page 87 in the Supplementary Report.

| GRI Number | Content | Page |
|---|---|---|
| **Profile** | | |
| **1. Strategy and analysis** | | |
| 1.1 | Statement by the CEO about the relevance of sustainability to the organisation and its strategy | 7 |
| 1.2 | Description of key impacts, risks and opportunities | 10 to 14 |
| **2. Organisational profile** | | |
| 2.1 | Name of the organisation | 2 |
| 2.2 | Primary brands, products and services | 2 |
| 2.3 | Operational structure and major divisions | 2 |
| 2.4 | Location of organisation's headquarters | 2 |
| 2.5 | Countries with major operations or that are specifically relevant to the sustainability issues covered in the report | 2 |
| 2.6 | Nature of ownership and legal form | 3 |
| 2.7 | Markets served | 3 |
| 2.8 | Scale of reporting organisation | 3 |
| 2.9 | Significant changes during the reporting period | 3 |
| 2.10 | Awards received in the reporting period | 9 |
| **3. Report parameters** | | |
| 3.1 | Reporting period | 4 |
| 3.2 | Date of previous report | 1 |
| 3.3 | Reporting cycle | 4 |
| 3.4 | Contact point | IBC |
| ***Report scope and boundary*** | | |
| 3.5 | Process for defining report content | 5 to 6 |
| 3.6 | Boundary of the report | Supplementary Report |
| 3.7 | Limitations on the scope or boundary of the report | Supplementary Report |
| 3.8 | Basis for reporting on joint ventures or subsidiaries | Supplementary Report |
| 3.9 | Data measurement techniques and the bases of calculations | Supplementary Report |
| 3.10 | Explanation of the effect of any re-statements of information | Supplementary Report |
| 3.11 | Significant changes from previous reporting periods | Supplementary Report |
| ***GRI content index*** | | |
| 3.12 | Table identifying the location of the Standard Disclosures in the report | 60 |
| ***Assurance*** | | |
| 3.13 | Policy and current practice with regard to seeking external assurance for the report | 4 |
| **4. Governance, commitments and engagement** | | |
| 4.1 | Governance structure of the organisation including committees | 15 to 16 |
| 4.2 | Independence of the chair | 15 |
| 4.3 | Independence of board | 15 |
| 4.4 | Mechanisms for shareholders and employees to provide recommendations or direction to the board | 15 |
| 4.5 | Linkage between compensation and performance | 15 to 16 |
| 4.6 | Processes to ensure conflicts of interest are avoided | 16 |
| 4.7 | Process for determining the qualifications of board | 15 |
| 4.8 | Internally developed relevant statements of mission or principles | IFC |
| 4.9 | Procedure for risk identification and compliance | 17 |
| 4.10 | Processes for evaluating the board's own performance | 15 |
| ***Commitments to external initiatives*** | | |
| 4.11 | Explanation of use and precautionary approach | 17 |
| 4.12 | Externally developed charters, principles and other initiatives endorsed | 19 |
| 4.13 | Memberships in associations and advocacy bodies | 19 |
| ***Stakeholder engagement*** | | |
| 4.14 | List of stakeholder groups | 17 to 18 |
| 4.15 | Basis of identification and selection of stakeholders | 17 to 18 |
| 4.16 | Approaches to stakeholder engagement | 17 to 18 |
| 4.17 | Key topics and concerns of stakeholders and how organisation has responded to these | 17 to 18 |

# Contact details

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485

Contact person for the report 'Tomorrow's Gold:
Issues that matter' and for our supplementary report:
**Lebo Nkadimeng**
Telephone:          +27 11 637 6515
Fax:                     +27 86 639 6905
Email:                   lnkadimeng@anglogoldashanti.com

The following people were responsible for the compilation
of this report.

### On environmental or community issues:
**Paul Hollesen**
Telephone:          +27 11 637 6652
Fax:                     +27 86 678 5980
Email: phollesen@anglogoldashanti.com

### On safety issues:
**Deane Macpherson**
Telephone:          +27 11 637 6472
Fax:                     +27 86 687 4192
Email: dmacpherson@anglogoldashanti.com

### On health issues:
**Brian Mathibe**
Telephone:          +27 11 637 6905
Fax:                     +27 11 637 6444
Email: brmathibe@anglogoldashanti.com

### On people issues:
**Mighty Moloko**
Telephone:          +27 11 637 6608
Fax:                     +27 86 644 2510
Email: smoloko@anglogoldashanti.com

### AngloGold Ashanti website
*www.AngloGoldAshanti.com*

### Registered and Corporate office
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:          +27 11 637 6000
Fax:                     +27 11 637 6624

This report was printed on paper from forests that are certified by the Forest Stewardship Council (FSC) in processes that have CoC certification. The FSC promotes environmentally appropriate, socially beneficial and economical viable management of the world's forests, while CoC guarantees production of FSC-certified products from processing to distribution.

Russell and Associates

AngloGold Ashanti Sustainability Review 2009

Tomorrow's gold: Issus that matter

09

www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  March 30, 2010

By:      /s/  L Eatwell_____
Name: L EATWELL
Title:   Company Secretary